AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 27, 1996
                                                       REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                         THE MULTICARE COMPANIES, INC.
             (Exact name of Registrant as specified in its charter)

                     DELAWARE                                           22-3152527
         (State or other jurisdiction of                              (IRS Employer
          incorporation or organization)                           Identification No.)

                              -------------------
                             411 HACKENSACK AVENUE
                          HACKENSACK, NEW JERSEY 07601
                                 (201) 488-8818
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                              -------------------
                           BRADFORD C. BURKETT, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                         THE MULTICARE COMPANIES, INC.
                             411 HACKENSACK AVENUE
                          HACKENSACK, NEW JERSEY 07601
                                 (201) 488-8818
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------
                                   COPIES TO:

              CARL L. REISNER, ESQ.                            WILLIAM J. GRANT, JR., ESQ.
     PAUL, WEISS, RIFKIND, WHARTON & GARRISON                    WILLKIE FARR & GALLAGHER
           1285 AVENUE OF THE AMERICAS                             ONE CITICORP CENTER
          NEW YORK, NEW YORK 10019-6064                            153 EAST 53RD STREET
                  (212) 373-3000                              NEW YORK, NEW YORK 10022-4677
                                                                      (212) 821-8000

                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered solely in connection with dividend or interest reinvestment plans, please check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                              -------------------

                        CALCULATION OF REGISTRATION FEE

                                     AMOUNT             PROPOSED          PROPOSED
   TITLE OF EACH CLASS OF            TO BE          MAXIMUM OFFERING MAXIMUM AGGREGATE     AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED      PRICE PER UNIT(1) OFFERING PRICE(1)  REGISTRATION FEE
Common Stock, $.01 par
value........................    3,450,000 shares       $19 7/8         $68,568,750        $23,644.40

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on prices of the Registrant's Common Stock on the New York Stock Exchange on September 23, 1996.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 1996

PROSPECTUS

                                3,000,000 SHARES
                  [MULTICARE THE MULTICARE COMPANIES, INC. LOGO]
                                  COMMON STOCK
                              -------------------

    All the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being sold by The Multicare Companies, Inc. (the "Company" or "Multicare").

    The shares of Common Stock are listed on the New York Stock Exchange under the symbol "MUL." The closing price of a share of Common Stock on September 26, 1996 was $21 1/8. See "Price Range of Common Stock."

                              -------------------

    SEE "RISK FACTORS" AT PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                              -------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                          UNDERWRITING
                                         PRICE TO          DISCOUNTS          PROCEEDS TO
                                          PUBLIC      AND COMMISSIONS (1)     COMPANY (2)
Per Share...........................         $                 $                   $
Total(3)............................         $                 $                   $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) Certain stockholders have granted the Underwriters a 30-day option to purchase, pro rata, up to 450,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    proceeds to such stockholders will be $        , $        , $        and
    $        , respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                              -------------------

SMITH BARNEY INC.
               COWEN & COMPANY
                              DEAN WITTER REYNOLDS INC.
                                            NATWEST SECURITIES LIMITED

         , 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.

                            GEOGRAPHIC CONCENTRATION
                                       OF
                              MULTICARE FACILITIES


                   [MAP SHOWING STATES WHERE FACILITIES ARE LOCATED]

 @  Corporate Headquarters
 *  Regional Office
 #  Pharmacy


                 FACILITIES(1)           BEDS(1)
                  ------------------------------
Owned                80                   8,987
Leased               25                   2,867
Managed              48                   3,891
                  ------------------------------
TOTAL                153                  15,745

(1) Gives effect to the completion of the pending acquisition of A-D-S. Excludes 14 facilities with 1,668 beds at which A-D-S provides consulting services.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    FOR UNITED KINGDOM PURCHASERS: The shares of Common Stock offered hereby may not be offered or sold in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent (except in circumstances that do not constitute an offer to the public within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986) and this Prospectus may only be issued or passed on to any person in the United Kingdom if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or a person to whom this Prospectus may otherwise lawfully be passed on.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

    Multicare is a leading provider of high quality long-term care and specialty medical services in selected geographic regions. The Company's long-term care services include skilled nursing care, Alzheimer's care and related support activities traditionally provided in long-term care facilities. Multicare's specialty medical services consist of (i) rehabilitation therapies such as occupational, physical and speech therapy and stroke and orthopedic rehabilitation, (ii) subacute care such as ventilator care, intravenous therapy, and various forms of coma, pain and wound management, and (iii) institutional pharmacy services through which the Company provides prescription drugs, infusion therapies and certain medical supplies to patients at the Company's facilities, as well as to patients at unaffiliated long-term care facilities. Specialty medical service revenues accounted for 18%, 30%, 40% and 39% of net revenues for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively.

    As of September 15, 1996, the Company operated 101 long-term care facilities (including three assisted living facilities) and two outpatient rehabilitation centers (68 owned, 23 leased, and 12 managed) in Connecticut, Illinois, New Jersey, Ohio, Pennsylvania, Rhode Island, Vermont, Virginia, West Virginia and Wisconsin with 11,561 beds. The Company's institutional pharmacies serve more than 20,000 beds of which approximately one-third are owned, leased or managed by Multicare. On June 17, 1996, the Company entered into a definitive agreement to acquire The A.D.S Group ("A.D.S") which owns, operates or manages 50 facilities, including 23 long-term care facilities with 3,072 beds, 21 hospital-based subacute units with 534 beds, and six assisted living facilities, totaling 578 beds, almost all of which are located in Massachusetts. A.D.S also provides consulting services to an additional 14 facilities with 1,668 beds. After giving effect to the acquisition of A.D.S, the Company will own, operate or manage 151 long-term care facilities (including 9 assisted living facilities) and two outpatient rehabilitation centers (80 owned, 25 leased and 48 managed) and will provide consulting services to an additional 14 facilities, in 11 states. The completion of the acquisition of A.D.S is subject to a number of conditions, including obtaining regulatory approvals.

    Multicare has established a strong competitive position in the markets it serves by providing high quality care in concentrated geographic regions. As a result, the Company has achieved high occupancy rates, a favorable payor mix and sustained growth in revenue and operating profits. Multicare's overall occupancy rate for its owned and leased properties was approximately 92% for the year ended December 31, 1995 and the six months ended June 30, 1996. The Company achieved a quality mix (defined as non-Medicaid patient revenues) of 56%, 62% and 66% of net revenues for the years ended December 31, 1993, 1994 and 1995, respectively, and 64% for the six months ended June 30, 1996.

    Multicare has implemented an operating and growth strategy designed to sustain and enhance the Company's strong competitive position and to foster its expansion into targeted geographic areas. The Company's operating strategy focuses on providing high quality long-term care and specialty medical services on a cost-effective basis. The Company seeks to maximize revenue and operating profit by positioning itself as a premier provider in its markets thereby achieving high occupancy rates and a favorable payor mix. The Company employs rigorous managerial and financial controls which seek to contain cost without compromising the quality of care provided. The Company also attempts to acquire or develop facilities that are concentrated in selected geographic regions to enable it to achieve operating efficiencies through economies of scale and reduced corporate overhead.

    The Company's growth strategy emphasizes (i) the expansion and diversification of its operations by selectively acquiring and developing long-term care facilities, pharmacies and specialty medical service providers in targeted geographic areas and (ii) further development of post-acute or non-acute services in selected geographic areas to create a continuum of care through the expansion of assisted living, home health care, hospital-based subacute care and other related services. The Company has grown substantially through acquisitions and through its ability to integrate newly acquired operations into its existing operations and to increase their profitability by implementing revenue enhancement and cost control programs. As a result of acquisitions recently consummated and the Company's continued expansion of its specialty medical services, the Company is now able to offer directly to many of its patients, rather than relying on third party providers, pharmacy, rehabilitation therapy, subacute care and other specialized services, which has enabled the Company to better respond to the needs of its patients and to control the costs related to such services.

                                  THE OFFERING

Common Stock offered by the Company..........  3,000,000 shares
Common Stock outstanding after the
Offering.....................................  29,566,086 shares (1)
Use of Proceeds..............................  Repayment of indebtedness under the Company's bank credit facility. See "Use of Proceeds."
New York Stock Exchange symbol...............  "MUL"

- ------------

(1) Does not include (i) outstanding stock options to purchase 2,795,456 shares of Common Stock, of which options to purchase 1,010,849 of such shares are currently exercisable or will become exercisable within the next sixty days,
    (ii) 4,975,962 shares issuable upon conversion of the Company's 7% Convertible Subordinated Debentures due 2003 (the "Convertible Debentures") or (iii) 554,973 shares to be issued in connection with the pending A.D.S acquisition. See "Capitalization."

                              -------------------

    References in this Prospectus to the "Company" or "Multicare" refer to The Multicare Companies, Inc., its consolidated subsidiaries and their predecessors, or to any of them, depending on the context. Except where otherwise indicated, all share and per share data in this Prospectus assume no exercise of the Underwriters' over-allotment option and give effect to the stock dividend declared in February 1993, the stock dividend declared in July 1993, and the stock dividend declared in May 1996 (collectively, the "Stock Splits").

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           SIX MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                        JUNE 30,
                                    -----------------------------------------------  ----------------------------
                                     1991      1992      1993      1994      1995        1995           1996
                                    -------  --------  --------  --------  --------  ------------  --------------
STATEMENTS OF OPERATIONS DATA(1):
 Net revenues...................... $87,838  $126,007  $162,384  $262,416  $353,048    $167,305       $251,946
 Income from operations............   6,984    12,580    25,073    40,362    52,010      25,002         33,088
 Interest expense..................   7,148     9,890    15,090    13,162    18,778       9,121         12,297
 Income before income taxes and
extraordinary item(2)..............      14     3,170    11,844    27,496    35,945      16,806         21,004
 Income (loss) before extraordinary
item(2)............................    (526)    1,750     7,117    17,042    22,147      10,358         12,977
 Net income (loss).................    (526)    1,750     3,254    15,422    18,425      10,358         11,496
 Income per common share data
   assuming full dilution:
   Income (loss) before
     extraordinary item per
share..............................   $(.04)     $.12      $.42      $.71      $.84        $.39           $.46
   Net income (loss) per share.....   $(.04)     $.12      $.19      $.64      $.69        $.39           $.41
   Weighted average number of
     shares outstanding............  14,646    14,646    16,962    23,967    26,513      29,863         32,511
OTHER DATA:
 Income from operations before
   owners' compensation(3)......... $18,961  $ 22,543  $ 25,073  $ 40,362  $ 52,010    $ 25,002       $ 33,088
 Average number of licensed beds...   2,079     3,271     4,241     6,006     6,861       6,613         11,698
 Average occupancy rate(4).........    94.9%     91.0%     90.4%     92.2%     91.7%       91.2%          91.9%
 Percentage of net revenues:
   Quality mix(5)..................    54.2%     55.5%     56.0%     62.5%     66.3%       68.0%          64.4%
   Medicaid........................    45.8%     44.5%     44.0%     37.5%     33.7%       32.0%          35.6%

                                                                            YEAR ENDED     SIX MONTHS
                                                                           DECEMBER 31,      ENDED
                                                                               1995      JUNE 30, 1996
                                                                           ------------  --------------
PRO FORMA AS ADJUSTED STATEMENTS OF OPERATIONS DATA(6):
 Net revenues...........................................................     $524,074       $294,774
 Income from operations.................................................       68,104         38,165
 Other income (expense), net............................................       32,486         13,783
 Income before income taxes and extraordinary item(2)...................       35,618         24,382
 Income before extraordinary item(2)....................................       21,207         14,606
 Income before extraordinary item per common share assuming full
dilution................................................................     $   0.71       $   0.46
 Weighted average number of shares outstanding assuming full dilution...       30,068         36,066

                                                                             JUNE 30, 1996
                                                                  ------------------------------------
                                                                                            PRO FORMA
                                                                   ACTUAL     PRO FORMA    AS ADJUSTED
                                                                  --------    ---------    -----------
BALANCE SHEET DATA:(7)
 Working capital...............................................   $ 68,841    $  76,187     $   76,187
 Total assets..................................................    650,153      771,541        771,541
 Total indebtedness, including capitalized lease obligations...    420,562      510,681        453,681
 Stockholders' equity..........................................   $130,902    $ 142,002     $  199,002

- ------------
(1) See footnote 1 to the Selected Consolidated Financial Data.

(2) The Company incurred extraordinary charges of $3,863, $1,620, $3,722 and $1,481, net of taxes, in the years 1993, 1994 and 1995 and in the six months ended June 30, 1996, respectively, relating to early extinguishment of debt.

(3) Owners' compensation represents compensation paid to owners prior to the Company's initial public offering.

(4) Facilities owned or leased by the Company.

(5) Quality mix is defined as non-Medicaid patient revenues.

(6) Pro forma statements of operations data assumes the completion of the pending acquisition of A.D.S and certain other acquisitions that occurred in 1995 and 1996 and the Offering and the application of the net proceeds therefrom, as of the beginning of the respective period. For a detailed description of the foregoing see "Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

(7) Pro forma balance sheet data assumes the completion of the acquisition of A.D.S as of June 30, 1996. Pro forma as adjusted balance sheet data is also adjusted to reflect the Offering and the application of the net proceeds therefrom as of June 30, 1996. See "Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                                  RISK FACTORS

    In evaluating the Company and its business, prospective investors should consider carefully the following factors and other information contained in this Prospectus before purchasing the Common Stock offered hereby.

HEALTHCARE REFORM

    The Company is subject to extensive governmental healthcare regulation. There are numerous legislative and executive initiatives at the Federal and state levels for comprehensive reforms affecting the payment for and availability of healthcare services. The Company is unable to predict the impact of healthcare reform proposals on the Company or its stock price; however, it is possible that such proposals could have a material adverse effect on the Company. Any changes in reimbursement levels under Medicaid and Medicare and any changes in applicable government regulations could significantly affect the profitability of the Company. Various cost containment measures adopted by governmental pay sources have begun to limit the scope and amount of reimbursable healthcare expenses. Additional measures, including measures that have already been proposed in states in which the Company operates, may be adopted in the future as Federal and state governments attempt to control escalating healthcare costs. There can be no assurance that currently proposed or future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs will not have a material adverse effect on the Company. In particular, changes to the Medicare reimbursement program that have recently been proposed could materially adversely affect the Company's revenues derived from ancillary services. Concern about the potential effects of proposed and unanticipated future reform measures has contributed to the volatility of securities prices of companies in healthcare and related industries and may similarly affect the Company's stock price.

REIMBURSEMENT BY THIRD PARTY PAYORS

    The Company typically receives a higher rate for services to private pay and Medicare patients than for services to patients eligible for assistance under Medicaid programs. For 1993, 1994, 1995 and the six months ended June 30, 1996, the Company derived approximately 40%, 39%, 41% and 39%, respectively, of its net revenues from private pay and other sources, 44%, 38%, 34% and 36%, respectively, from Medicaid and 16%, 23%, 25% and 25%, respectively, from Medicare. Changes in the number of private pay patients and changes among different pay sources could significantly affect the profitability of the Company.

    Both governmental and other third-parties payors, such as commercial insurers, managed care organizations, HMOs and PPOs, have instituted cost containment measures designed to limit the scope and amount of payments made to long-term care providers. These measures include the adoption of initial and continuing recipient eligibility criteria, the adoption of coverage criteria and the establishment of payment ceilings. Furthermore, governmental reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and government funding restrictions. There can be no assurance that payments under state and or Federal governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs. In addition, there can be no assurance that the Company's facilities or the services provided by the Company will continue to meet the requirements for participation in such programs or that the states in which the Company operates will continue to meet their Medicaid reimbursement obligations on a timely basis, if at all. Any of the foregoing could materially adversely affect the Company.

    The Company is subject to periodic audits by the Medicare and Medicaid programs, and the paying agencies for these programs have various rights and remedies against the Company if they assert that the Company has overcharged the programs or failed to comply with program requirements. Such payment agencies could seek to require the Company to repay any overcharges or amounts billed in violation of program requirements, or could make deductions from future amounts due to the Company. Such agencies could also impose fines, criminal penalties or program exclusions. Any such action could materially adversely affect the Company.

REGULATION

    The Federal government and all states in which the Company operates regulate various aspects of the Company's business. In addition to the regulation of Medicaid and Medicare reimbursement rates, the development and operation of long-term care facilities and the provision of long-term care services are subject to Federal, state and local licensure and certification laws that regulate with respect to a facility, among other things, the number of beds, the provision of services, the distribution of pharmaceuticals, equipment, staffing requirements, operating policies and procedures, fire prevention measures, and compliance with building and safety codes and environmental laws. There can be no assurance that Federal, state or local governments will not impose additional restrictions on the Company's activities which might adversely affect the Company's business. The failure to maintain or renew any required regulatory approvals or licenses could adversely affect the Company's ability to provide its services and receive reimbursement of its expenses.

    Long-term care facilities are subject to periodic inspection by governmental authorities to assure compliance with the various standards established for continued licensing under state law and certification under the Medicaid or Medicare programs. Failure to comply with these standards could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicaid or Medicare program, restrictions on the ability to acquire new facilities or expand existing facilities and, in extreme cases, revocation of the facility's license or closure of a facility. There can be no assurance that the facilities owned, leased or managed by the Company, or the provision of services and supplies by the Company, will initially meet or continue to meet the requirements for participation in the Medicaid or Medicare programs or state licensing authorities.

    Most states have adopted Certificate of Need or similar laws which generally require that the appropriate state regulatory agency approve the construction or acquisition of, or the addition of beds or services to, a long-term care facility. To the extent that a Certificate of Need or other similar approval is required for the acquisition or construction of new facilities or the expansion of beds, services or existing facilities, the Company could be adversely affected by the failure or inability to obtain such approval, changes in the standards applicable to such approval and possible delays and expenses associated with obtaining such approval. In addition, in most states the reduction of beds or the closure of a facility requires the approval of the appropriate state regulatory agency and, if the Company were to determine to reduce beds or close a facility, the Company could be adversely affected by a failure to obtain or a delay in obtaining such approval.

    The Company is also subject to Federal and state laws that govern financial and other arrangements between healthcare providers. Federal laws, as well as the laws of certain states, prohibit direct or indirect payments or fee splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. A wide array of relationships and arrangements, including ownership interests in a company by persons in a position to refer patients and personal service agreements have, under certain circumstances, been alleged to violate these provisions. A violation of the Federal anti-kickback law could result in the loss of eligibility to participate in Medicare or Medicaid, or in civil or criminal penalties for individuals or entities. Violation of state anti-kickback laws could lead to loss of licensure, significant fines and other penalties for individuals or entities.

LEVERAGE

    As of June 30, 1996, the Company's long-term indebtedness, including capitalized leases and excluding current maturities, was $419.5 million or 76.2% of total capitalization. See "Capitalization." After the Offering and the application of $57.0 million of the proceeds therefrom to reduce amounts outstanding under the Company's $350 million bank credit facility (the "Credit Facility") and the consummation of the proposed acquisition of A.D.S, it is expected that $451.5 million of long-term indebtedness, including capitalized leases and excluding current maturities, or 69.4% of total capitalization, will remain outstanding. A substantial portion of the Company's cash flow from operations will continue to be required for principal and interest payments on the Company's long-term indebtedness after the Offering. Although the Indenture (the "Note Indenture") pursuant to which the Company's 12 1/2% Senior Subordinated Notes due 2002 (the "12 1/2% Notes") were issued and the agreements governing the Credit Facility restrict the Company's ability to incur indebtedness, the Company still has the ability to incur additional indebtedness and there will be approximately $81.4 million available for borrowings under the Credit Facility after the completion of the pending A.D.S acquisition, the Offering and the application of $57.0 million of the proceeds to reduce amounts outstanding thereunder.

EXPANSION THROUGH ACQUISITION

    A key element of the Company's growth to date, and of the Company's strategy for the future, is expansion through the acquisition and development of long-term care facilities. There can be no assurance that future suitable acquisition candidates will be located, that acquisitions can be consummated or construction projects completed successfully, or that added facilities can be operated profitably or integrated successfully into the Company's operations.

    Growth in the Company's operations entails certain risks. In order to integrate new facilities into the Company's operations, the Company will be required to expend significant management and financial resources. There can be no assurance that the Company will be able to integrate successfully new facilities into the Company's operations or that the Company's management techniques will continue to be effective in a larger organization. In addition, growth through acquisition entails certain risks in that the acquired facilities could be subject to unanticipated business uncertainties or legal liabilities. The Company seeks to minimize these risks through the due diligence and documentation process undertaken in connection with its acquisitions. Notwithstanding the Company's due diligence investigation when it undertakes acquisitions, there can be no assurance that there do not exist environmental or other liabilities that could have a material adverse effect on the Company. The purchase of facilities from a bankruptcy estate, such as the Company's purchase of 13 such facilities from Adventist Living Centers, Inc. in May 1992, or the purchase of the stock of a publicly traded company, such as the purchase of Concord Health Group, Inc. ("Concord") in February 1996, are circumstances in which it is very unlikely that the Company would be able to recover any losses attributable to the purchased business.

GEOGRAPHIC PAYOR CONCENTRATION

    The Company's operations are located in Connecticut, Illinois, New Jersey, Ohio, Pennsylvania, Rhode Island, Vermont, Virginia, West Virginia and Wisconsin. Any adverse change in the regulatory environment or the reimbursement rates paid under the Medicaid program in the states in which the Company operates, and particularly in New Jersey, Pennsylvania, West Virginia and Connecticut (in each of which the Company derived more than 10% of its total revenues in the six months ended June 30, 1996), could have a material adverse effect on the Company.

COMPETITION

    The long-term care industry is highly competitive. The Company competes with other providers on the basis of the breadth and quality of its services, the quality, appearance and reputation of its facilities and price. The Company also competes in the recruitment and retention of qualified healthcare personnel and the acquisition and development of additional facilities. The Company's current and potential competitors include national, regional and local operators of long-term care facilities, as well as acute care hospitals and rehabilitation hospitals, some of whom have significantly greater financial and other resources than the Company. The Company also faces competition from assisted living operators as well as providers of home healthcare. In addition, the Company competes with a number of non-profit organizations and similar businesses which can finance capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company. There can be no assurance that the Company will not encounter increased competition in the future which could adversely affect the Company's operating results, particularly if existing restrictive policies relating to the issuance of Certificates of Need are relaxed.

    The Company expects competition for the acquisition and development of long-term care facilities to increase in the future as the demand for long-term care increases. Construction of new (or the expansion of existing) long-term care facilities near the Company's facilities could adversely affect the Company's business. State regulations generally require a Certificate of Need before a new long-term care facility can be constructed or additional licensed beds can be added to existing facilities. Certificate of Need legislation is in place in all states in which the Company operates. The Company believes that these regulations reduce the possibility of overbuilding and promote higher utilization of existing facilities. However, a relaxation of Certificate of Need requirements could lead to an increase in competition. In addition, as cost containment measures have reduced occupancy rates at acute care hospitals, a number of these hospitals have converted portions of their facilities into subacute units. Competition from acute care hospitals could adversely affect the Company and certain states in which the Company operates have considered or are considering action that could facilitate such competition.

STAFFING AND LABOR COSTS

    Staffing and labor costs represent the Company's largest expense. Labor costs accounted for 65%, 63%, 63% and 63% of the Company's total facility operating expenses in 1993, 1994 and 1995 and the six months ended June 30, 1996, respectively. The Company competes with other healthcare providers in attracting and retaining qualified or skilled personnel. The long-term care industry has, at times, experienced shortages of qualified personnel. A shortage of nurses or other trained personnel or general economic inflationary pressures may require the Company to enhance its wage and benefits package in order to compete with other employers. There can be no assurance that the Company's labor costs will not increase or, if they do, that they can be matched by corresponding increases in private-payor revenues or governmental reimbursement. Failure by the Company to attract and retain qualified employees, to control its labor costs or to match increases in its labor expenses with corresponding increases in revenues could have a material adverse effect on the Company. Approximately 3,600 employees at 28 of the Company's facilities are covered by collective bargaining agreements. Although the Company believes that it maintains good working relationships with its employees and the unions that represent certain of its employees, it cannot predict the impact of continued or increased union representation or organizational activities on its future operations.

DEPENDENCE UPON KEY PERSONNEL

    The success of the Company and its growth strategy is dependent upon the active involvement of a small group of key management personnel. The loss of services of any of these individuals could have a material adverse effect on the Company.

CONCENTRATION OF OWNERSHIP; SHARES ELIGIBLE FOR FUTURE SALE

    Following the Offering, certain members of the Straus family (the "Principal Stockholders") will own beneficially approximately 50.3% of the outstanding shares of Common Stock. Accordingly, these stockholders will have the power to elect the Company's directors and control the outcome of other stockholder activity.

    Sales of Common Stock in the public market following the Offering could adversely affect prevailing market prices. The Company, its officers and directors and the Principal Stockholders have agreed not to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exchangeable for, Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. as representative of the Underwriters. Upon the expiration of such agreements, the holders of such shares of Common Stock could cause the Company to register such shares under the Securities Act. In addition, approximately 4,975,962 shares of Common Stock are issuable upon conversion of the Convertible Debentures and such shares should be freely tradeable following conversion.

CERTAIN ANTI-TAKEOVER PROVISIONS

    Certain provisions of the Restated Certificate of Incorporation and By-laws of the Company, as well as Delaware corporate law, contain provisions that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder of the Company might consider in its best interest, including an attempt that might result in the receipt of a premium over the then current market price for the shares held by stockholders. Certain of these provisions allow the Company to issue, without stockholder approval, preferred stock having rights senior to those of the Common Stock. Other provisions impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law which under certain circumstances can make it more difficult for a third party to gain control of the Company without approval of the Board of Directors.

                                  ------------

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements included in or incorporated by reference in this Prospectus constitute "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Company desires to take advantage of certain "Safe Harbor" provisions of the Reform Act and is including this special note to enable the Company to do so. Forward-Looking Statements included or incorporated by reference in this Prospectus involve known and unknown risks, uncertainties, and other factors which would cause the Company's actual results, performance (financial or operating) or achievements to differ materially from the future results, performance (financial or operating) or achievements expressed or implied by such Forward-Looking Statements. A number of the important factors that could cause such material differences to occur are set forth in the Company's Form 10-K for the year ended December 31, 1995, and are incorporated herein by reference.

                              RECENT DEVELOPMENTS

    As part of its growth strategy, the Company continually evaluates acquisition candidates and opportunities to construct new facilities and expand existing facilities. The Company has developed significant in-house legal, financial, regulatory and construction expertise needed to undertake this type of growth. The Company has grown through acquisition, construction, lease and management agreements. Since January 1, 1995, the Company has added 94 facilities with 9,201 licensed beds in eight states (including facilities to be acquired in the pending A.D.S acquisition, but excluding 14 facilities to which A.D.S provides consulting services).

THE A.D.S ACQUISITION

    On June 17, 1996, a wholly-owned subsidiary of the Company entered into a definitive agreement to acquire A.D.S, a long-term care company headquartered in Newton, Massachusetts. A.D.S owns, operates or manages 50 facilities, including 23 long-term care facilities with 3,072 beds, 21 hospital-based subacute units with 534 beds and six assisted living facilities, totaling 578 beds, almost all of which are located in Massachusetts. A.D.S also provides consulting services to an additional 14 facilities with 1,668 beds, operates several ancillary businesses including home health, both Medicare certified and private, and provides out-patient rehabilitation services at numerous locations. Under the terms of the agreement, the Company will pay approximately $62.1 million in cash, assume or repay approximately $27.0 million in debt and issue 554,973 shares of its Common Stock upon the closing of the acquisition of A.D.S. The closing is subject to a number of significant conditions, including, among others, the receipt of all required regulatory and other consents and licenses, the approval of A.D.S's shareholders, the satisfactory completion of Multicare's due diligence and the receipt of consent of the banks which are parties to the Credit Facility. The transaction is expected to be completed during the fourth quarter of 1996. There can be no assurance, however, that the A.D.S acquisition will be consummated.

    The Company believes that the A.D.S acquisition will further the Company's long range growth strategy because it permits the Company to become the largest provider of long-term care in Massachusetts with the acquisition of a cluster of regionally concentrated facilities. In addition, the acquisition is expected to enhance and complement the Company's capabilities in the area of assisted living and subacute care and in developing regional networks of post-acute care, as well as advance the Company's capabilities to manage facilities, including, in particular, transitional and other long-term care units that are located in acute care hospitals. The Company also believes that A.D.S is positioned to benefit from the purchasing power and certain management systems that the Company is able to provide. The A.D.S acquisition will also provide Multicare with an experienced management team which will be responsible for the Company's operations in Massachusetts as well as the entire New England region.

    Alan D. Solomont, founder, chairman and a principal stockholder of A.D.S, has been a member of the Company's Board of Directors since 1994. Mr. Solomont will become vice chairman of Multicare upon consummation of the A.D.S acquisition. Susan S. Bailis, currently president, chief operating officer and a principal of A.D.S, will join Multicare as a senior vice president, and will serve as president of a new A.D.S/Multicare subsidiary that will have operating control over Multicare's New England operations, including the operations acquired as part of the A.D.S acquisition. Mr. Solomont and Ms. Bailis will receive employment agreements which will provide for an initial term of three years which will be renewed automatically at the end of the initial three-year term for additional one-year periods unless, not less than 180 days prior to the end of the initial term or any such additional term, notice of non-renewal is given either by the Company or the executive. Mr. Solomont's agreement will provide for an annual base salary of $300,000 and Ms. Bailis' agreement will provide for an annual base salary of $200,000, which in each case may be increased at the discretion of the Board of Directors. Each executive will be eligible to receive a bonus to be determined pursuant to the Company's Key Employee Incentive Compensation Plan. The other terms of the employment agreements are substantially the same as the employment agreements currently in effect with the Company's Executive Vice President. Each of the executives will also be entitled to certain life and disability insurance benefits. Mr. Solomont will receive options to purchase 300,000 shares of Common Stock and Ms. Bailis will receive options to purchase 97,500 shares of Common Stock, at the market price of the Common Stock at the time the A.D.S acquisition is consummated. Mr. Solomont and Ms. Bailis will also enter into three-year non-competition agreements as part of the acquisition agreement. The Company has agreed to permit Mr. Solomont and Ms. Bailis and other stockholders of A.D.S who are receiving Common Stock in the acquisition to include the Common Stock acquired by them as part of the acquisition in any registration statement under the Securities Act effected by the Company for the benefit of certain Principal Stockholders occuring after the first anniversary of the closing of the A.D.S acquisition, subject to certain limitations.

OTHER RECENT ACQUISITIONS

    The following other significant acquisitions and developments have taken place:

    In January 1995, the Company acquired the assets and operations of an institutional pharmacy business located in New Jersey which currently services over 20,000 beds.

    In December 1995, the Company acquired the outstanding capital stock of Glenmark Associates, Inc. ("Glenmark"), a long-term care provider operating 21 facilities and several ancillary businesses with approximately 1,700 beds, located principally in West Virginia.

    In December 1995 and February 1996, the Company acquired the assets and operations of two long-term care facilities with an aggregate of 356 beds in Connecticut and commenced management of three long-term care facilities in Rhode Island with approximately 373 beds.

    In February 1996, the Company acquired the outstanding capital stock of Concord, a publicly traded company that operated 15 long-term care facilities with approximately 2,600 beds, including three assisted living facilities, and several ancillary businesses in Pennsylvania.

    The Company frequently is in discussions with third parties concerning the possible acquisition of long-term care facilities. Although the Company regularly considers and evaluates opportunities for expansion and from time to time enters into letters of intent that provide the Company with an exclusivity period during which it considers possible acquisitions, the Company does not at this time have any firm commitments to make any material acquisitions of long-term care facilities other than the A.D.S transaction.

    The following table summarizes the growth in facilities and beds of the Company since January 1, 1995, giving effect to the acquisition of A.D.S:

                                                     JANUARY 1, 1995            SEPTEMBER 15, 1996
                                                  ----------------------    --------------------------
    STATE                                         FACILITIES       BEDS     FACILITIES(1)      BEDS(1)
- -----------------------------------------------   ----------       -----    -------------      -------
Massachusetts..................................     --              --            49             4,094
New Jersey.....................................       19           2,341          21             2,719
Pennsylvania...................................        3             416          17             2,370
West Virginia..................................     --              --            21             1,857
Ohio...........................................       14           1,266          13             1,087
Connecticut....................................        5             660           8             1,106
Wisconsin......................................        7           1,006           7               957
Illinois.......................................        9             707          11               949
Rhode Island...................................     --              --             3               373
Virginia.......................................        1              90           2               175
Vermont........................................        1              58           1                58
                                                      --           -----         ---           -------
    Total......................................       59           6,544         153            15,745
                                                      --           -----         ---           -------
                                                      --           -----         ---           -------



- ------------

(1) Excludes 1,668 beds in 14 facilities in which A.D.S provides consulting services.

                                USE OF PROCEEDS

    The net proceeds to the Company from the Offering, after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, are approximately $57.0 million. At the present time, the Company intends to use the net proceeds of the Offering to repay outstanding indebtedness under the Credit Facility which were incurred to finance certain of the acquisitions listed under "Recent Developments." The Company anticipates that future borrowings under the Credit Facility may be made for general corporate purposes, including working capital and future acquisitions, including the acquisition of A.D.S; however, the Company also is considering alternative sources of debt or lease financing for such purposes. Borrowings under the Credit Facility are due on February 28, 2000, and bear interest at prime or LIBOR-based rates, subject in the case of LIBOR-based loans to an applicable margin that varies in accordance with the Company's interest coverage ratio. The Company's interest rate under the Credit Facility is currently approximately 6.7%.

                          PRICE RANGE OF COMMON STOCK

    Multicare's Common Stock is listed on the New York Stock Exchange under the symbol "MUL." The Company's Common Stock was traded on the Nasdaq National Market under the symbol "MLTI" from August 18, 1993 until August 30, 1995. Prior to August 18, 1993, there was no public trading market for the Common Stock. The following table sets forth for each period indicated the high and low last or closing sale prices for the Common Stock as reported by the Nasdaq National Market for the period from January 1, 1995 to August 30, 1995 and by the New York Stock Exchange for the period from August 31, 1995 to September 24, 1996. Prices have been adjusted for a 50% stock dividend in May 1996.

                                                                                         PRICE
                                                                               --------------------------
                                                                                  HIGH            LOW
                                                                               -----------    -----------
Calendar year 1995
  First Quarter.............................................................   $    15 1/2    $    11 5/8
  Second Quarter............................................................        15 1/8         11 1/4
  Third Quarter.............................................................        15 5/8         11 1/4
  Fourth Quarter............................................................        16 1/8         11 3/4
Calendar year 1996..........................................................
  First Quarter.............................................................        19 1/4         14 7/8
  Second Quarter............................................................        20 7/8         17 1/2
  Third Quarter (through September 26, 1996)................................        21 1/8             18

    The closing price of a share of Common Stock on September 26, 1996 was $21 1/8.

                                DIVIDEND POLICY

    Since its inception in March 1992, the Company has not paid any cash dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future. The agreement governing the Credit Facility and the Note Indenture restrict the Company's ability to pay dividends. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, contractual restrictions, capital requirements, business prospects and such other factors as the Board of Directors deems relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company (i) as of June 30, 1996, (ii) on a pro forma basis to reflect consummation of the pending A.D.S acquisition and (iii) as further adjusted to reflect the Offering and the application of the net proceeds therefrom to repay certain indebtedness. See "Use of Proceeds."

                                                                         JUNE 30, 1996
                                                              ------------------------------------
                                                                     (DOLLARS IN THOUSANDS)
                                                                                        PRO FORMA
                                                               ACTUAL     PRO FORMA    AS ADJUSTED
                                                              --------    ---------    -----------
Short-term debt:
  Notes payable and current portion of long-term debt and
capitalized lease obligations..............................   $  1,052    $   2,193     $   2,193
                                                              --------    ---------    -----------
                                                              --------    ---------    -----------
Long-term debt, excluding current portion:
  Bank Debt................................................   $263,429    $ 325,570     $ 268,570
  7% Convertible Subordinated Debentures due 2003..........     86,250       86,250        86,250
  12 1/2% Senior Subordinated Notes due 2002...............     29,688       29,688        29,688
  Other....................................................     29,932       56,769        56,769
  Capitalized lease obligations............................     10,211       10,211        10,211
                                                              --------    ---------    -----------
    Total long-term debt, excluding current portion........    419,510      508,488       451,488

Stockholders' equity(1)(2):
  Preferred stock, $.01 par value, 7,000,000 shares
    authorized; none issued and outstanding................      --          --            --
  Common stock, $.01 par value, 70,000,000 shares
    authorized; 26,541,592 shares issued and outstanding;
    pro forma 27,096,565; pro forma as adjusted, 30,096,565        265          271           301
  Additional paid-in capital...............................     80,930       92,024       148,994
  Retained earnings........................................     49,707       49,707        49,707
                                                              --------    ---------    -----------
    Total stockholders' equity.............................    130,902      142,002       199,002
                                                              --------    ---------    -----------
      Total capitalization.................................   $550,412    $ 650,490     $ 650,490
                                                              --------    ---------    -----------
                                                              --------    ---------    -----------

- ------------

(1) Does not include (i) outstanding stock options to purchase 2,795,456 shares of Common Stock, of which options to purchase 1,010,849 of such shares are currently exercisable or will become exercisable within the next sixty days or (ii) 4,975,962 shares issuable upon conversion of the Convertible Debentures.

(2) On May 29, 1996, the Company increased its authorized capitalization to 70,000,000 shares of Common Stock and 7,000,000 shares of preferred stock. The outstanding share data gives effect to the 50% stock dividend effected on that date.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected consolidated historical financial data presented below with respect to 1991, 1992, 1993, 1994 and 1995 are derived from and should be used in conjunction with the Company's audited consolidated financial statements and related notes which, as to 1993, 1994 and 1995 are incorporated herein by reference. The consolidated historical amounts prior to November 18, 1992 comprise the accounts of various entities, interests in which were exchanged for Common Stock of the Company. See "The Reorganization." The consolidated historical financial data as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 are derived from and should be read in conjunction with the Company's unaudited consolidated financial statements which are incorporated herein by reference. The unaudited data has been prepared on the same basis as the other financial statements of the Company and, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial position and results of operations of the Company for such periods. Results for interim periods are not necessarily indicative of those to be expected for the year.

                                                                                                    SIX MONTHS
                                                        YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                          ---------------------------------------------------   -------------------
                                           1991       1992       1993       1994       1995       1995       1996
                                          -------   --------   --------   --------   --------   --------   --------
                                                                                                    (UNAUDITED)
STATEMENTS OF OPERATIONS DATA(1):
 Net revenues...........................  $87,838   $126,007   $162,384   $262,416   $353,048   $167,305   $251,946
 Expenses:
   Operating expenses(2)................   63,378     93,649    124,681    201,250    270,224    127,696    196,238
   Corporate, general and
administrative..........................    1,309      4,081      6,338     11,446     17,643      8,262     12,413
   Depreciation and amortization........    4,190      5,734      6,292      9,358     13,171      6,345     10,207
   Owners' compensation(3)..............   11,977      9,963         --         --         --         --         --
                                          -------   --------   --------   --------   --------   --------   --------
    Total expenses......................   80,854    113,427    137,311    222,054    301,038    142,303    218,858
                                          -------   --------   --------   --------   --------   --------   --------
 Income from operations.................    6,984     12,580     25,073     40,362     52,010     25,002     33,088
                                          -------   --------   --------   --------   --------   --------   --------
 Other income (expense):
   Investment income....................      178        480      1,861        296      2,713        925        213
   Interest expense.....................   (7,148)    (9,890)   (15,090)   (13,162)   (18,778)    (9,121)   (12,297)
                                          -------   --------   --------   --------   --------   --------   --------
    Total other income (expense)........   (6,970)    (9,410)   (13,229)   (12,866)   (16,065)    (8,196)   (12,084)
                                          -------   --------   --------   --------   --------   --------   --------
 Income before income taxes and
   extraordinary item...................       14      3,170     11,844     27,496     35,945     16,806     21,004
 Income tax expense(4)..................      540      1,420      4,727     10,454     13,798      6,448      8,027
                                          -------   --------   --------   --------   --------   --------   --------
 Income (loss) before extraordinary
item....................................     (526)     1,750      7,117     17,042     22,147     10,358     12,977
 Extraordinary item, net of tax
benefit(5)..............................       --         --      3,863      1,620      3,722         --      1,481
                                          -------   --------   --------   --------   --------   --------   --------
 Net income (loss)......................  $  (526)  $  1,750   $  3,254   $ 15,422   $ 18,425   $ 10,358   $ 11,496
                                          -------   --------   --------   --------   --------   --------   --------
                                          -------   --------   --------   --------   --------   --------   --------
Income per common share assuming full
 dilution(6):
 Income (loss) before extraordinary
item....................................  $  (.04)  $    .12   $    .42   $    .71   $    .84   $    .39   $    .46
                                          -------   --------   --------   --------   --------   --------   --------
                                          -------   --------   --------   --------   --------   --------   --------
 Net income (loss)......................  $  (.04)  $    .12   $    .19   $    .64   $    .69   $    .39   $    .41
                                          -------   --------   --------   --------   --------   --------   --------
                                          -------   --------   --------   --------   --------   --------   --------
 Weighted average number of shares
outstanding.............................   14,646     14,646     16,962     23,967     26,513     29,863     32,511
OTHER DATA:
 Average number of licensed beds........    2,079      3,271      4,241      6,006      6,861      6,613     11,698
 Average occupancy rate(7)..............     94.9%      91.0%      90.4%      92.2%      91.7%      91.2%      91.9%
 Percentage of net revenues:
   Quality mix(8).......................     54.2%      55.5%      56.0%      62.5%      66.3%      68.0%      64.4%
   Medicaid.............................     45.8%      44.5%      44.0%      37.5%      33.7%      32.0%      35.6%

                                                                                                    JUNE 30, 1996
                                                                                        -------------------------------------
                                                     DECEMBER 31,                                                  PRO FORMA
                                  ---------------------------------------------------                                 AS
                                   1991       1992       1993       1994       1995      ACTUAL    PRO FORMA(9)   ADJUSTED(9)
                                  -------   --------   --------   --------   --------   --------   ------------   -----------
BALANCE SHEET DATA(1):
 Working capital................  $ 1,231   $ 39,696   $ 15,158   $ 34,005   $ 55,542   $ 68,841     $ 76,187      $   76,187
 Total assets...................   73,598    155,485    162,255    308,755    470,958    650,153      771,541         771,541
 Long-term debt including
current portion.................   37,721    114,285     79,583    130,260    256,933    410,071      500,190         443,190
 Capitalized lease obligations
   including current portion....   32,938     32,621     26,554     26,618     26,149     10,491       10,491          10,491
 Stockholders' equity
(deficit).......................  $(8,370)  $(11,276)  $ 32,591   $100,105   $113,895   $130,902     $142,002      $  199,002

- ------------
(1) The consolidated statement of operations data and consolidated balance sheet data for the years 1991 and 1992 combined the historical results of operations of the various business entities and real property interests owned by the Company's stockholders which were consolidated under a single entity on November 18, 1992 (the "Reorganization").

(2) Operating expenses include salaries, wages and benefits paid to facility personnel and other facility expenses consisting principally of housekeeping, food, contracted professional services, rent, maintenance, and utilities.

(3) Represents compensation paid to owners prior to the Company's initial public offering.

(4) In connection with the Reorganization on November 18, 1992, the Company, a C corporation, assumed the tax basis of the assets and liabilities of the (terminated) S corporations and partnerships. Income tax expense reflects income taxes as if the Company had been subject to Federal and state income taxes for each of the years 1991 and 1992, presuming a consolidated Federal income tax return.

(5) The Company incurred extraordinary charges relating to early extinguishment of debt.

(6) For all periods presented prior to June 30, 1996, primary earnings per share are the same as income per common share assuming full dilution. Primary earnings per share for the six months ended June 30, 1996 are $.47 and $.42 for income before extraordinary item and net income, respectively.

(7) Facilities owned or leased by the Company.

(8) Quality mix is defined as non-Medicaid patient revenues.

(9) Pro forma balance sheet data assumes the completion of the acquisition of A.D.S as of June 30, 1996. Pro forma as adjusted balance sheet data is also adjusted to reflect the Offering and the application of the net proceeds therefrom as of June 30, 1996. See "Capitalization" and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

    The accompanying unaudited pro forma condensed consolidated balance sheet at June 30, 1996, has been prepared as if the proposed acquisition of A.D.S had been consummated, and the shares offered under this Prospectus had been issued, on June 30, 1996. The accompanying unaudited pro forma condensed statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 have been prepared as if the Glenmark acquisition, the Concord acquisition and the proposed acquisition of A.D.S had been consummated on January 1, 1995. All of these acquisitions are accounted for as purchases. The unaudited pro forma condensed consolidated statements of operations are further adjusted to reflect the sale of shares of Common Stock offered under this Prospectus and the repayment of certain debt with the proceeds thereof as described under "Use of Proceeds." The unaudited pro forma financial information has been prepared on the basis of assumptions described in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements. The Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of actual results that would have been achieved had the acquisitions and Offering actually been completed as of the dates indicated. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the respective historical financial statements and the related notes thereto of the Company and certain of the acquired entities incorporated by reference therein, and of A.D.S included elsewhere in this Prospectus. There can be no assurance, however, that the A.D.S acquisition will be consummated.

                 THE MULTICARE COMPANIES, INC. AND SUBSIDIARIES
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                 (IN THOUSANDS)

                                                                                                  MULTICARE
                                  HISTORICAL              PRO FORMA    MULTICARE    OFFERING      PRO FORMA
                                  MULTICARE     A.D.S    ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                                  ----------   -------   -----------   ---------   -----------   -----------
  ASSETS
Current assets:
  Cash and cash equivalents.....   $   2,034   $ 4,956                 $   6,990                  $   6,990
  Marketable securities.........      --           897                       897                        897
  Accounts receivable, net......     107,356     9,098                   116,454                    116,454
  Prepaid expense and other
current asset...................      13,318     2,207                    15,525                     15,525
  Deferred taxes................       3,498                               3,498                      3,498
                                  ----------   -------   -----------   ---------   -----------   -----------
      Total current assets......     126,206    17,158                   143,364                    143,364
Property, plant and equipment,
  net                                382,140    28,584    $  28,744(1)   439,468                    439,468
Goodwill, net...................     115,528                 40,485(2)   156,013                    156,013
Debt issuance costs, net........       5,622       462         (462)(3)     5,622                     5,622
Other assets....................      20,657     6,417                    27,074                     27,074
                                  ----------   -------   -----------   ---------   -----------   -----------
                                   $ 650,153   $52,621    $  68,767    $ 771,541    $  --         $ 771,541
                                  ----------   -------   -----------   ---------   -----------   -----------
                                  ----------   -------   -----------   ---------   -----------   -----------
  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
liabilities.....................   $  56,313   $ 8,671                 $  64,984                  $  64,984
  Current portion of long-term
    debt and capitalized lease
obligations.....................       1,052     1,141                     2,193                      2,193
                                  ----------   -------   -----------   ---------   -----------   -----------
      Total current
liabilities.....................      57,365     9,812                    67,177                     67,177
  Long-term debt and capitalized
lease obligations...............     419,510    26,837    $  62,141(4)   508,488    $ (57,000)(7)    451,488
  Deferred taxes................      42,376                 11,498(5)    53,874                     53,874
Stockholders' equity:
  Common stock..................         265       324         (318)(6)       271          30(8)        301
  Additional paid-in capital....      80,930     2,358        8,736(6)    92,024       56,970(8)    148,994
  Retained earnings.............      49,707    13,257      (13,257)(6)    49,707                    49,707
  Unrealized gain on marketable
securities......................                    33          (33)(6)
                                  ----------   -------   -----------   ---------   -----------   -----------
      Total stockholders'
equity..........................     130,902    15,972       (4,872)     142,002       57,000       199,002
                                  ----------   -------   -----------   ---------   -----------   -----------
                                   $ 650,153   $52,621    $  68,767    $ 771,541    $  --         $ 771,541
                                  ----------   -------   -----------   ---------   -----------   -----------
                                  ----------   -------   -----------   ---------   -----------   -----------

 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                 THE MULTICARE COMPANIES, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           MULTICARE
                    HISTORICAL                                        PRO FORMA   MULTICARE   OFFERING     PRO FORMA
                    MULTICARE   GLENMARK(9)  CONCORD(10)  A.D.S(11)  ADJUSTMENTS  PRO FORMA  ADJUSTMENTS  AS ADJUSTED
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
Net revenues.......  $353,048     $52,395      $52,609     $66,022                $524,074                 $ 524,074
Expenses:
 Operating
expenses...........   270,224      43,759       39,204      54,715                 407,902                   407,902
 Corporate, general
and
administrative.....    17,643       4,710        3,574       3,521    $  (4,000) 14)   25,448                 25,448
 Depreciation and
amortization.......    13,171       1,768        2,286       1,486        3,909(15)   22,620                  22,620
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
     Total
expenses...........   301,038      50,237       45,064      59,722          (91)   455,970      --           455,970
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
     Income from
operations.........    52,010       2,158        7,545       6,300           91     68,104                    68,104

Other income
(expense)..........   (16,065)     (4,070)      (3,563)     (2,135)     (10,786) 16)  (36,619 )   $ 4,133(18)    (32,486)
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
 Income (loss)
   before income
   taxes and
extraordinary
item...............    35,945      (1,912)       3,982       4,165      (10,695)    31,485       4,133        35,618
Income tax expense
(benefit)..........    13,798                    1,290          51       (2,400) 17)   12,739     1,672(17)     14,411
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
 Income (loss)
   before
extraordinary
item...............  $ 22,147     $(1,912)     $ 2,692     $ 4,114    $  (8,295)  $ 18,746     $ 2,461     $  21,207
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
                    ----------  -----------  -----------  ---------  -----------  ---------  -----------  -----------
Income before
 extraordinary item
 per common share
 assuming full
dilution...........  $   0.84                                                     $   0.69                 $    0.71
 Weighted average
   number of shares
outstanding........    26,513                                  555                  27,068       3,000        30,068

 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                 THE MULTICARE COMPANIES, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                         SIX MONTHS ENDED JUNE 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                           MULTICARE
                           HISTORICAL                              PRO FORMA    MULTICARE    OFFERING      PRO FORMA
                           MULTICARE    CONCORD(12)   A.D.S(13)   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS   AS ADJUSTED
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
Net revenues.............   $ 251,946     $ 8,090      $ 34,738                 $ 294,774                  $ 294,774
Expenses:
  Operating expenses.....     196,238       6,081        28,071                   230,390                    230,390
  Corporate, general and
administrative...........      12,413         545         1,723     $  (850)(14)    13,831                    13,831
  Depreciation and
amortization.............      10,207         351           732       1,098(15)    12,388                     12,388
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
      Total expenses.....     218,858       6,977        30,526         248       256,609          --        256,609
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
      Income from
operations...............      33,088       1,113         4,212        (248)       38,165                     38,165
Other income (expense)...     (12,084)       (520)         (850)     (2,182)(16)   (15,636)   $ 1,853(18)    (13,783)
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
      Income (loss)
        before income
        taxes and
        extraordinary
item.....................      21,004         593         3,362      (2,430)       22,529       1,853         24,382
Income tax expense.......       8,027         201            40         765(17)     9,033         743(17)      9,776
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
      Income before
        extraordinary
item.....................   $  12,977     $   392      $  3,322     $(3,195)    $  13,496     $ 1,110      $  14,606
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
                           ----------   -----------   ---------   -----------   ---------   -----------   -----------
Income before
  extraordinary item per
  common share assuming
full dilution (19).......       $0.46                                               $0.47                      $0.46
Weighted average number
of shares outstanding....      32,511                       555                    33,066       3,000         36,066

 See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial
                                  Statements.

                          NOTES TO UNAUDITED PRO FORMA
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The Company has entered into a definitive agreement to acquire A.D.S (including all assets and liabilities) for $62.1 million of cash and issuance of 554,973 shares of Common Stock valued at $11.1 million. The preliminary allocation of the purchase price to property, plant and equipment and goodwill was determined by management estimates, as appraisals are not yet available.

  (1)  The allocation of the purchase price of the proposed acquisition of A.D.S to property, plant and equipment based on estimated fair market values.

  (2)  Increase in goodwill resulting from purchase price in excess of estimated fair market value of net assets acquired.

  (3)  The elimination of deferred financing costs.

  (4)  Additional borrowings under the Company's Credit Facility to complete the proposed acquisition of A.D.S.

  (5)  Increase in deferred taxes relating to the proposed A.D.S acquisition to reflect the difference in estimated fair market values and tax bases of assets and liabilities acquired.

  (6)  The issuance of 554,973 shares of the Company's Common Stock to complete the proposed acquisition of A.D.S and elimination of historical equity of A.D.S.

  (7)  The application of the net proceeds of the Offering to repay $57.0 million of long-term debt outstanding under the Company's revolving Credit Facility.

  (8)  Issuance of Common Stock in connection with the Offering, net of underwriter's discount and expenses.

  (9)  Reflects historical operations of Glenmark and the elimination of the results of operations for a Glenmark entity not acquired by the Company for the eleven months ended November 30, 1995. Also reflects the historical operations for the eleven months ended November 30, 1995 of four long-term care facilities for which Glenmark entered into a lease agreement in November 1995. The historical results of these leased facilities have been adjusted to eliminate management fees, record rent expense and eliminate depreciation and interest expense.

 (10)  Represents historical operations of Concord for the year ended December 31, 1995. These amounts have been derived by adding the results of operations for the six months ended
       December 31, 1995 to and deducting the results for the six months ended December 31,
       1994 from the audited financial statement amounts for the year ended June 30, 1995, incorporated by reference herein.

 (11)  Reflects the historical results of operations for A.D.S for the year ended December 31,
       1995.

 (12)  Represents historical results of operations for Concord from January 1, 1996 to
       February 21, 1996.

 (13)  Represents historical results of operations for A.D.S for the six months ended June 30,
       1996.

 (14)  Corporate, general and administrative expense has been adjusted to reflect the elimination of duplicative positions at A.D.S and Concord, which have been or will be vacated and will not be replaced, consolidation and closing of Concord corporate offices, elimination of various public company costs incurred by Concord, and reduction of professional and accounting fees.

 (15)  Depreciation and amortization expense has been increased by amortization of goodwill incurred in the consummated and proposed acquisitions and depreciation resulting from the allocation of the Company's purchase price for the acquisitions to property, plant and equipment. Goodwill is being amortized over periods of twenty-five to forty years.
 (16)  Net interest expense has been increased to reflect the financing of the consummated and proposed acquisitions with the Company's revolving credit facility bearing interest at
       7.25% and 6.5%, for the year ended December 31, 1995 and the six months ended June 30,
       1996, respectively.
 (17)  Income tax expense has been adjusted to reflect a consolidated effective tax rate of approximately 40%.
 (18)  Interest expense has been reduced for the repayment of long-term debt with the net proceeds of the Offering.
 (19)  Income before extraordinary item per share was determined on the assumption that the
       Company's Convertible Debentures were converted on January 1, 1996 and was adjusted for the amounts representing interest and amortization of debt issuance costs, net of tax effect.

                                    BUSINESS

INTRODUCTION

    Multicare is a leading provider of high quality long-term care and specialty medical services in selected geographic regions. The Company's long-term care services include skilled nursing care, Alzheimer's care and related support activities traditionally provided in long-term care facilities. Multicare's specialty medical services consist of (i) rehabilitation therapies such as occupational, physical and speech therapy and stroke and orthopedic rehabilitation, (ii) subacute care such as ventilator care, intravenous therapy, and various forms of coma, pain and wound management, and (iii) institutional pharmacy services through which the Company provides prescription drugs, infusion therapies and certain medical supplies to the Company's patients and to patients at unaffiliated long-term care facilities.

    As of September 15, 1996, the Company operated 101 long-term care facilities (including three assisted living facilities) and two outpatient rehabilitation centers (68 owned, 23 leased and 12 managed) in Connecticut, Illinois, New Jersey, Ohio, Pennsylvania, Rhode Island, Vermont, Virginia, West Virginia and Wisconsin with 11,561 beds. The Company's institutional pharmacies serve more than 20,000 beds of which approximately one-third are owned, leased or managed by the Company. After giving effect to the acquisition of A.D.S, the Company will own, operate or manage 151 long-term care facilities (including 9 assisted living facilities) and two outpatient rehabilitation centers (80 owned, 25 leased, and 48 managed) and will provide consulting services to an additional 14 facilities, in 11 states.

INDUSTRY BACKGROUND

    The long-term care industry encompasses a broad range of healthcare services provided to the elderly and to other patients with medically complex needs who can be cared for outside of the acute care hospital environment. Long-term care facilities offer skilled nursing care, routine rehabilitation therapy and other support services, primarily to elderly patients. In addition, long-term care facilities may provide a broad range of specialty medical services. The Company believes that demand for the services provided by long-term care facilities will increase substantially during the next decade due primarily to demographic trends, advances in medical technology and emphasis on healthcare cost containment. At the same time, government restrictions and high construction and start-up costs are expected to limit the supply of long-term care facilities. In addition, a trend toward consolidation in the industry is expected to provide the Company with opportunities for future growth.

COMPANY STRATEGY

    Multicare has implemented an operating strategy and growth strategy designed to sustain and enhance the Company's strong competitive position and to foster its expansion into targeted geographic areas. The Company's operating strategy focuses on providing high quality long-term care and specialty medical services on a cost-effective basis. The Company seeks to maximize revenue and operating profit by positioning itself as a premier provider in its markets thereby achieving high occupancy rates and a favorable payor mix. The Company employs rigorous managerial and financial controls which seek to contain costs without compromising the quality of care provided. The Company also attempts to acquire or develop facilities that are concentrated in selected geographic regions to enable it to achieve operating efficiencies through economies of scale and reduced corporate overhead.

    The Company's growth strategy emphasizes (i) the expansion and diversification of its operations by selectively acquiring and developing long-term care facilities, pharmacies and specialty medical service providers in targeted geographic areas and (ii) further development of post-acute or non-acute services in selected geographic areas to create a continuum of services through the expansion of assisted living, home health care, hospital-based subacute care and other related care. The Company has grown substantially through acquisitions and through its ability to integrate newly acquired operations into its existing operations and to increase their profitability by implementing revenue enhancement and cost control programs. There can be no assurance, however, that future suitable acquisition candidates will be located, that acquisitions can be consummated or that added facilities can be operated profitably or integrated successfully into the Company's operations. As a result of acquisitions recently consummated and the Company's continued expansion of its specialty medical services, the Company is now able to offer directly to many of its patients, rather than relying on third party providers, pharmacy, rehabilitation, therapy, subacute care and other specialized services, which has enabled the Company to better respond to the needs of its patients and to control the costs related to such services.

    The following summarizes the key elements of the Company's strategy:

    Provide High Quality Care. In order to provide quality care to its residents, the Company seeks to employ highly qualified administrators and nurses, and to retain the services of qualified medical directors. Regional quality assurance professionals and committees at the facility level (composed of the facility administrator and the facility's senior medical professionals) continually monitor the quality of care provided to ensure compliance with Company and governmental standards. The Company believes that its commitment to providing high quality care and services has enhanced the reputation and the competitive position of its facilities in the markets they serve.

    Achieve Operating Efficiencies. Multicare has maintained its strong operating performance through effective managerial and financial control systems and geographic concentration. The Company believes that concentrating its long-term care facilities within selected geographic regions enables the Company to achieve operating efficiencies through economies of scale, reduced corporate overhead and more effective management supervision and financial controls. Geographic concentration also allows the Company to establish more effective working relationships with referral sources and regulatory authorities in the states in which it operates. The Company's management philosophy stresses close oversight of facility operations by individuals in three levels of management (facility, divisional and corporate). Divisional controllers ensure that facility revenue and expense items are properly captured and are also responsible for the preparation of monthly financial reports. The Company's centralized, automated financial reporting system enables corporate financial personnel to monitor key operating and financial data and budget variances on a timely basis.

    Maintain High Occupancy Rates and Quality Mix. An important strategy in expanding the revenues and profitability of the Company's facilities is to maintain high occupancy and achieve a favorable payor mix. The Company seeks to achieve this by: (i) expanding the breadth and quality of services offered, including the addition of pharmacy and other specialty medical services and (ii) adding marketing programs designed to increase occupancy, improve quality mix and develop additional referral sources.

    Expand Specialty Medical Services. Specialty medical services include subacute care for medically complex patients, intensive rehabilitation therapies and in-house pharmacy services. These services are usually provided at higher profit margins than routine services and compete with significantly higher cost hospital care. The Company operates units dedicated to subacute care within certain of its long-term care facilities, in addition to providing subacute services throughout the majority of its facilities. The Company also operates two outpatient rehabilitation centers. The Company provides therapies including physical, occupational and speech services at all its skilled nursing facilities and respiratory services at selected facilities. Multicare currently owns and operates institutional pharmacies that service in excess of 20,000 beds.

    Acquire Additional Facilities. In its existing regions, the Company seeks to strengthen its operations base through acquiring or constructing individual facilities. The Company believes that expansion into new geographic regions can be achieved most economically through the acquisition of multi-facility operations. In identifying and selecting acquisition candidates, the Company takes into consideration opportunities for revenue expansion, either through quality improvements or changes in the mix of services offered, and cost control, as well as community demographics, historical occupancy rates, existing payor mix, reputation, regulatory compliance history, state reimbursement policies and the physical condition and appearance of the facility. The Company believes it has been successful to date in improving the operating performance of acquired facilities through increased occupancy rates, expansion of the scope of specialty medical services offered, improved payor mix, modernization and renovation and introduction of its buying power and management and financial control systems.

    Construct and Expand Facilities. The Company maintains a construction division that is responsible for the supervision of new construction, renovation and additions. The Company's construction capabilities enable it to capitalize on new development opportunities in its markets and to effectively expand and renovate its existing facilities when permitted by law. The Company completed two newly constructed skilled nursing facilities in the past year and has three additional facilities under construction scheduled for opening by the first quarter of 1997. In addition, the Company has three assisted living facilities under construction with one scheduled to open during the fourth quarter of 1996. The Company anticipates that it will continue to develop facilities and estimates capital expenditures for construction, renovation and additions of $37 million over the next twelve months (exclusive of A.D.S). The Company does not act as a general contractor, but has in-house architects and has developed a facility prototype for use at its new facilities. In selecting development sites, the Company takes into account community demographics, historical occupancy rates of facilities in the same area, state reimbursement policies and site conditions.

PATIENT SERVICES

  Basic Patient Services

    Basic patient services are those traditionally provided to elderly patients in long-term care facilities with respect to daily living activities and general medical needs. The Company provides 24-hour skilled nursing care by registered nurses, licensed practical nurses and certified nursing aides in all of its skilled nursing facilities. Each facility is managed by an on-site licensed administrator who is responsible for the overall operations of the facility, including quality of care. The medical needs of patients are supervised by a medical director who is a licensed physician. While treatment of patients is the responsibility of patients' attending physicians who are not employed by the Company, the medical director monitors all aspects of patient treatment. The Company also provides a broad range of support services including dietary services, therapeutic recreational activities, social services, housekeeping and laundry services, pharmaceutical and medical supplies, and routine rehabilitation therapy. Each facility offers a number of activities designed to enhance the quality of life for patients. These activities include entertainment events, musical productions, arts and crafts and programs encouraging community interaction with patients and visits to the facility.

    The Company currently provides specialized care for Alzheimer's patients under the supervision of specially trained skilled nursing, therapeutic recreation and social services personnel. The Company's Alzheimer's programs include music therapy, gross and fine motor activity, reality orientation and cognitive stimulation designed to counter the hyperactivity, memory loss, confusion and reduced learning ability experienced by Alzheimer's patients.

  Specialty Medical Services

    Specialty medical services are provided to patients with medically complex needs who generally require more extensive treatment and a higher level of skilled nursing care. These services typically generate higher profit margins than basic patient services because the higher complexity of the patients' medical conditions results in a need for increased levels of care and ancillary services.

    Institutional Pharmacy Services. The Company operates six institutional pharmacies which served a total of approximately 20,000 beds at September 15, 1996, of which approximately one-third are owned, leased or managed by the Company. The pharmacies provide long-term health care facilities and other institutions a variety of products and services including prescription drugs, pharmacy consulting, and enteral, urological and intravenous therapies. The Company's concentration of facilities in certain targeted geographic regions enables it to provide these services to not only its facilities in those regions but to facilities not operated by the Company.

    Subacute Care. Subacute care includes services provided to patients with medically complex conditions who require ongoing nursing and medical supervision and access to specialized equipment and services, but do not require many of the other services provided by an acute care hospital. Services in this category include ventilator care, intravenous therapy, wound care management, traumatic brain injury care, post-stroke CVA (cardiovascular accident) care, CAPD (continuous ambulatory peritoneal dialysis), pain management, hospice care, and tracheostomy and other ostomy care. The Company provides a range of subacute care services to patients at its facilities. The Company plans to continue to expand its subacute care capabilities by supplementing and expanding currently available services and by developing expertise in additional services.

    Rehabilitation Therapies. The Company provides rehabilitation therapy programs at substantially all of its facilities. To complement the routine rehabilitation therapy services provided to its long-term care patients, the Company has developed specialized rehabilitation therapy programs to serve patients with complex care needs, such as motor vehicle and other accident victims, persons suffering from job-related injuries and disabilities, and joint-replacement patients. The Company has full time in-house therapists, including physical, occupational, and speech therapists, at a majority of its facilities. The Company also offers respiratory services at selected facilities. In addition, the Company operates two outpatient rehabilitation facilities in New Jersey and Illinois.

OPERATIONS

    General. The day-to-day operations of each facility are managed by an on-site state licensed administrator who is responsible for the overall operation of the facility, including quality of care, marketing, and financial performance. The administrator is assisted by an array of professional and non-professional personnel (some of whom may be independent providers), including a medical director, nurses and nursing assistants, social workers, therapists, dietary personnel, therapeutic recreation staff, and housekeeping, laundry and maintenance personnel. The business office staff at each facility manage the day-to-day administrative functions, including data processing, accounts payable, accounts receivable, billing and payroll.

    The facilities operated by the Company are currently divided into four divisions, each of which is supervised by a team including a divisional director, a divisional controller, a marketing director, and a clinical services director. The divisional and facility personnel are supported by a corporate staff based at the Company's New Jersey headquarters. Corporate personnel are responsible for the establishment of policies and procedures, training, goals, and strategies; quality assessment and assurance oversight; reimbursement, accounting, information technology, cash management, and treasury functions; the development of monitoring systems and operational procedures; construction and development programs; human resources management; and the development and implementation of new programs.

    Management and Financial Controls. Consistent with its strategy of maintaining strict control over costs, the Company has developed an integrated structure of management and financial systems and controls intended to maximize operating efficiency. The Company stresses frequent communication among facility, divisional and corporate personnel and active involvement by management in the day-to-day operations of the facilities. The Company's integrated management and financial information systems enable management to monitor key operations and financial data on a timely basis. Key operating data, such as payables and billing data, cash collections and admissions/discharge data, are entered into the system daily from workstations located at each facility. This information forms the basis for a variety of management and financial reports, including monthly financial statements.

    Quality Assurance. The Company has developed a comprehensive quality assurance program involving personnel at all levels and designed to maintain standards of care at each of the Company's facilities. Each facility maintains a quality assurance committee comprised of facility management and senior medical professionals. The committee is responsible for monitoring and evaluating all aspects of the facility's operations, including patient care, physical environment, staff appearance, patient rights, patient activities, and dietary regimen. Facility administrators and divisional directors are encouraged to play an active role in quality assurance by maintaining a high-profile presence and closely monitoring all aspects of operations. The Company believes its quality assurance process is unique in that the scored internal assessment tools that measure quality and quantify standards are used by both facility staff and corporate evaluators. The tools incorporate federal guidelines, standards of practice, and corporate policies and procedures. State guidelines are included as applicable during the evaluation process. All medical and other consulting personnel are required to prepare and submit reports at the end of each scheduled visit identifying any patient care or other quality related issues. Patient satisfaction surveys are conducted periodically and provide a confidential method for patients and their families to comment on the Company's patient care services. Discharge interviews allow the Company to assess patient satisfaction and to isolate potential patient care issues.

    Marketing. The Company engages in local and divisional marketing efforts to promote and maintain occupancy rates, to improve its quality mix and to enter into and maintain arrangements with managed care providers. The Company's marketing activities are overseen by a corporate director of marketing who oversees the marketing efforts of the Company's marketing directors and facility admissions directors and administrators, who together seek to establish relationships with referring physicians, hospital discharge planners, managed care companies, social workers, community organizations, local attorneys, bank trust officers, and senior citizens', Alzheimer's and other support groups. The Company believes that many of the services and programs provided by its facilities supplement formal marketing efforts by promoting a facility's reputation in the community as the provider of choice in the local markets. For example, the availability of specialty medical services can be a key factor in the selection of a long-term care facility. In addition, each facility offers a variety of community programs and activities which are designed primarily as a service to the community and as a means to enhance the quality of patient life. The Company believes these programs also contribute to increased occupancy by making the facility a more attractive choice to prospective residents.

SOURCES OF REVENUES

    The Company derives its revenues principally by providing skilled nursing services and specialty medical services which include institutional pharmacy services, rehabilitation therapies, subacute care, sales of medical supplies, home health care and other specialized services. The sources of the Company's revenues are a combination of private payment sources, state Medicaid programs for indigent patients and the Federal Medicare program for certain elderly and disabled patients. The Company's skilled nursing revenues are determined by a number of factors, including the licensed bed capacity of its facilities; the occupancy rates at its facilities; the mix of patients and the rates of reimbursement among payor categories (private, Medicaid and Medicare); and the extent to which certain ancillary services the Company provides to patients in its facilities are utilized by the patients and paid for by the respective payment sources. The Company employs reimbursement specialists to monitor applicable cost ceilings and other regulatory developments, to comply with all reporting requirements and to assist the Company in recovering reimbursement payments. While the Company believes that it has been successful in meeting applicable cost ceilings and in obtaining reimbursement, there can be no assurance that reimbursement rates will remain at present levels. In particular, cost containment proposals at both the Federal and state levels may have an adverse effect on the Company's ability to recover its costs of providing services to Medicaid and Medicare patients. See "--Governmental Regulation."

    The following table identifies the Company's net revenues attributable to each of its revenue sources for the periods indicated below.

                                  NET REVENUES

                                                                                     SIX MONTHS
                                                       YEAR ENDED DECEMBER 31,         ENDED
                                                       ------------------------       JUNE 30,
                                                       1993      1994      1995         1996
                                                       ----      ----      ----      ----------
Private pay and other...............................    40%       39%       41%          39%
Medicaid............................................    44%       38%       34%          36%
Medicare............................................    16%       23%       25%          25%
                                                       ----      ----      ----        -----
    Total...........................................   100%      100%      100%         100%
                                                       ----      ----      ----        -----
                                                       ----      ----      ----        -----

    Private Pay and Other. Private pay revenues include payments from individuals who pay directly for services without governmental assistance and include payments from commercial insurers, Blue Cross organizations, health maintenance organizations, preferred provider organizations, workers' compensation programs and other similar payment sources. The Company's rates for private pay patients are typically higher than rates for patients eligible for assistance under state-administered reimbursement programs. The private pay rates charged by the Company are influenced primarily by the rates charged by other providers in the local market and by Medicaid and Medicare reimbursement rates. Competitor analyses are undertaken periodically to discern local market pricing. Specialty medical services are usually reimbursed under casualty and health insurance coverages. The acuity levels for these insurance patients are generally higher and require additional staff and increased utilization of facility resources, resulting in higher payment rates. Individual cases are either negotiated on a case by case basis with the insurer or the rates are prescribed through managed care contract provisions. Also included are revenues derived from pharmacy services, management fees, and certain other ancillary businesses.

    Medicaid. Substantially all of the facilities operated by the Company participate in the Medicaid program. Under the Federal Medicaid statute and related regulations, state Medicaid programs must provide facility rates that are reasonable and adequate to cover the costs of efficiently and economically operated facilities providing services in conformity with state and Federal standards. Furthermore, payments must be sufficient to enlist enough providers so that service under the state's Medicaid plan are available to recipients at least to the extent that those services are available to the general population. The Medicaid programs in the states within which the Company operates pay a per diem rate for providing services to Medicaid patients upon historical costs adjusted for inflation and subject to restrictive limitations. Reimbursement rates are determined by the state, while the Federal government retains the right to approve or disapprove individual state plans. Medicaid programs in certain states in which the Company operates currently include incentive allowances for providers whose costs are less than certain ceilings and who meet other requirements. See "--Governmental Regulation."

    Medicare. Substantially all of the Company's facilities are certified Medicare providers. Medicare is a federally funded and administered health insurance program primarily designed for individuals who are age 65 or over and are entitled to receive Social Security benefits. The Medicare program consists of two parts. The first part (Part A) covers inpatient hospital services and services furnished by other institutional healthcare providers, such as long-term care facilities. The second part (Part B) covers the services of doctors, suppliers of medical items and services, and various types of outpatient services. Part B services include physical, speech and occupational therapy, medical supplies, certain intensive rehabilitation and psychiatric services, ancillary diagnostic services, and other services of the type provided by long-term care or acute care facilities. Part A coverage is limited to a specified term (generally 100 days in a long-term care facility) and requires beneficiaries to share some of the cost of covered services through the payment of a deductible and a co-insurance payment. There are no limits on duration of coverage for Part B services, but there is an annual deductible and a co-insurance requirement for most services covered by Part B.

    The Medicare program is a retrospective program. An interim rate based upon historical cost factors is paid by Medicare during the cost reporting period and a cost settlement is made based on actual costs for the period. Final settlements are subject to an audit of the filed cost report whereby adjustments may result in additional payments being made to the Company or in recoupments from the Company. Under the Medicare program, the Company is reimbursed for its direct costs plus an allocation of indirect costs up to a regional limit. As the Company expands its specialty medical services, the costs of care for these patients may exceed the regional reimbursement limits. As a result, the Company has submitted and will be required to submit further exception requests to recover the excess costs from Medicare. There is no assurance the Company will be able to recover such excess costs under pending or future requests. The failure to recover these excess costs in the future would adversely affect the Company's financial position and results of operations.

    To date, adjustments from Medicare and Medicaid audits have not had a material adverse effect on the Company. There can be no assurance that future adjustments will not have a material adverse effect on the Company.

PROPERTIES

    The Company has sought to retain ownership of a significant portion of its real estate and it believes that this provides the Company with substantial financing flexibility. The following table summarizes by state certain information regarding the Company's facilities and outpatient rehabilitation centers before giving effect to the A.D.S acquisition.

                                           OWNED                LEASED              MANAGED                TOTAL
                                     ------------------   ------------------   ------------------   -------------------
                                     FACILITIES   BEDS    FACILITIES   BEDS    FACILITIES   BEDS    FACILITIES    BEDS
                                     ----------   -----   ----------   -----   ----------   -----   ----------   ------
New Jersey.........................      13       1,425        8       1,294     --          --          21       2,719
Pennsylvania.......................      13       1,512       --          --      4         858          17       2,370
West Virginia......................      12       1,046        4         331      5         480          21       1,857
Ohio...............................       9         837        4         250     --          --          13       1,087
Connecticut........................       5         766        2         250     --          --           7       1,016
Wisconsin..........................       5         726        2         231     --          --           7         957
Illinois...........................      10         857        1          92     --          --          11         949
Rhode Island.......................      --          --       --          --      3         373           3         373
Virginia...........................      --          --        2         175     --          --           2         175
Vermont............................       1          58       --          --     --          --           1          58
                                         --       -----       --       -----     --       -----         ---      ------
                                         68       7,227       23       2,623     12       1,711         103      11,561
                                         --       -----       --       -----     --       -----         ---      ------
                                         --       -----       --       -----     --       -----         ---      ------


    The Company has granted security interests in substantially all of its assets to secure its credit facilities. Twenty of the Company's facilities are leased by the respective operating entities from third parties. One of the Company's Connecticut facilities and one of the Company's New Jersey facilities are leased from related parties owned by the Principal Stockholders of the Company and one of the Company's New Jersey facilities is leased from a related party 50% owned by certain Principal Stockholders of the Company. The inability of the Company to make rental payments could result in loss of the leased property through eviction or other proceedings. Certain facility leases do not provide for non-disturbance from the mortgagee of the fee interest in the property and consequently each such lease is subject to termination in the event that the mortgage is foreclosed following a default by the owner. The Company's headquarters in Hackensack, New Jersey is leased under a seven-year lease, expiring in 1998.

    The Company considers its properties to be in good operating condition and suitable for the purposes for which they are being used. See "Recent Developments" for a description of recently completed and pending acquisitions.

COMPETITION

    The Company competes with other providers on the basis of the breadth and quality of services, the quality, appearance and reputation of its facilities and price. The Company also competes in the recruitment of qualified healthcare personnel and the acquisition and development of additional facilities. The Company's current and potential competitors include national, regional and local long-term care providers as well as acute care hospitals and rehabilitation hospitals, some of whom have significantly greater financial and other resources than the Company. The Company also faces competition from assisted living operators and providers of home healthcare. In addition, certain competitors are operated by not-for-profit organizations and similar businesses which can finance capital expenditures on a tax-exempt basis or receive charitable contributions unavailable to the Company. There can be no assurance that the Company will not encounter increased competition in the future which could adversely affect the Company's operating results, particularly if existing restrictive policies relating to the issuance of Certificates of Need are relaxed.

    The Company expects competition for the acquisition and development of long-term care facilities to increase in the future as the demand for long-term care increases. Construction of new (or the expansion of existing) long-term care facilities near the Company's facilities could adversely affect the Company's business. State regulations generally require a Certificate of Need before a new long-term care facility can be constructed or additional licensed beds can be added to existing facilities. Certificate of Need legislation is in place in all states in which the Company operates. The Company believes that these regulations reduce the possibility of overbuilding and promote higher utilization of existing facilities. However, a relaxation of Certificate of Need requirements could lead to an increase in competition. In addition, as cost containment measures have reduced occupancy rates at acute care hospitals, a number of these hospitals have converted portions of their facilities into subacute units. Competition from acute care hospitals could adversely affect the Company and certain states in which the Company operates have considered or are considering action that could facilitate such competition.

GOVERNMENTAL REGULATION

    The Federal government and all states in which the Company operates regulate various aspects of the Company's business. In addition to the regulation of rates by governmental payor sources, the development and operation of long-term care facilities and the provision of long-term care services are subject to Federal, state and local licensure and certification laws which regulate with respect to a facility, among other matters, the number of beds, the services provided, the distribution of pharmaceuticals, equipment, staffing requirements, operating policies and procedures, fire prevention measures, and compliance with building and safety codes and environmental laws. There can be no assurance that Federal, state or local governments will not impose additional restrictions which might adversely affect the Company's ability to provide its services and receive reimbursement of its expenses.

    All of the facilities operated by the Company as of September 15, 1996, are licensed under applicable state laws and have the required Certificates of Need from responsible state authorities. Substantially all of the Company's facilities are certified or approved as providers under the Medicaid and Medicare programs. Further, the Company has no reason to believe that any individual providers of healthcare services at the Company's facilities do not meet applicable licensing requirements. Both initial and continuing qualification of a long-term care facility to participate in such programs depend upon many factors, including accommodations, equipment, services, non-discrimination policies against indigent patients, patient care, quality of life, residents' rights, safety, personnel, physical environment, and adequacy of policies, procedures and controls. Licensing, certification and other applicable standards vary from jurisdiction to jurisdiction and are revised periodically. State agencies survey or inspect all long-term care facilities on a regular basis to determine whether such facilities are in compliance with the requirements for participation in government sponsored third party payor programs. Failure to comply with these standards could result in the denial of reimbursement, the imposition of fines, temporary suspension of admission of new patients, suspension or decertification from the Medicaid or Medicare program, restrictions on the ability to acquire new facilities or expand existing facilities and, in extreme cases, revocation of the facility's license or closure of a facility. There can be no assurance that the facilities owned, leased or managed by the Company, or the provision of services and supplies by the Company, will initially meet or continue to meet the requirements for participation in the Medicaid or Medicare programs or state licensing authorities. Changes in the Federal survey regulations became effective July 1, 1995. These Federal regulations affect the Federal and state survey process and the imposition of sanctions. The breadth of the new rules and their recent effective date create uncertainty over how the rules will be implemented. The Company is unable to predict how these regulatory changes and their implementation will affect the Company.

    The Company believes that its facilities are in substantial compliance with all statutes, regulations, standards and requirements applicable to its business. However, the compliance history of a prior operator may be used by state or Federal regulators in determining possible actions against a successor operator, and in the ordinary course of business, the Company's facilities receive notices of deficiencies following surveys for failure to comply with various regulatory requirements. In most cases, the Company and the reviewing agency will agree upon corrective measures to be taken to bring the facility into compliance. From time to time, survey deficiencies have resulted in various penalties against certain facilities and the Company. These penalties have included monetary fines, temporary bans on the admission of new patients and the placement of restrictions on the Company's ability to obtain or transfer certificates of need in certain states. To date, no survey deficiencies or any resulting penalties have had any material adverse affect on the Company's operations, however, there can be no assurance that future surveys will not result in penalties which could have a material adverse affect on the Company. The State of Connecticut may take the view that the issuance of the Common Stock pursuant to the Offering requires regulatory approval as a change in ownership. The Company will be applying for such approvals as may be required.

    The Omnibus Budget Reconciliation Act of 1993 (the "OBRA") affected Medicare reimbursement for skilled nursing services in two ways, both of which have had a minimal effect on the Company's earnings. First, the current limits on the portion of the Medicare reimbursement known as "routine service costs" (excluding capital-related expenses) were frozen for two consecutive years beginning on October 1, 1993. Second, the return of equity included in Medicare reimbursement was eliminated beginning October 1, 1993. While the Company believes that it is in substantial compliance with the current requirements of OBRA, it is unable to predict how future interpretation and enforcement of regulations promulgated under OBRA by the state and Federal governments could affect the Company in the future.

    The Company is also subject to Federal and state laws which govern financial and referral arrangements between healthcare providers. Federal laws, as well as the law of certain states, prohibit direct or indirect payments of fee-splitting arrangements between healthcare providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products or services. These laws include the Federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients. A wide array of relationships and arrangements, including ownership interests in a company by persons who are in a position to refer patients and personal service agreements have, under certain circumstances, been alleged to violate these provisions. Certain discount arrangements may also violate the law. A violation of the Federal anti-kickback law could result in the loss of eligibility to participate in Medicare or Medicaid, or in criminal and civil penalties.

    In addition, the Federal government and some states restrict certain business relationships between physicians and other providers of healthcare services. Effective January 1, 1995, the Stark law prohibits any physician with a financial relationship (defined as a direct or indirect ownership or investment interest or compensation arrangement) with an entity from making a referral for a "designed health service" to that entity, and prohibits that entity from billing for such services. "Designated health services" do not include skilled nursing services, but do include many services which nursing facilities provide to their patients including therapy and enteral and parenteral nutrition.

    All states in which the Company operates have adopted Certificate of Need or similar laws which generally require that a state agency approve certain acquisitions and changes in ownership and determine that a need exists prior to the addition or reduction of beds or services, the implementation of other changes, the incurrence of certain capital expenditures or, in certain states, the closure of a facility. State approvals are generally issued for a specified maximum expenditure and require implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in the inability of the facility to provide the service, operate the facility, or complete the acquisition, addition or other change, and may also result in the imposition of sanctions or other adverse action on the facility's license and reimbursement.

    On August 21, 1996, President Clinton signed the Health Insurance Portability and Accountability Act ("HR 3103"). HR 3103 contains a variety of significant healthcare fraud and abuse provisions, including creation of a coordinated federal healthcare fraud and abuse program; establishment of a Medicare integrity program; expansion of current healthcare fraud and abuse sanctions; creation of a healthcare fraud criminal sanction; creation of a criminal penalty for fraudulent disposition of assets in order to obtain Medicaid benefits; and expansion of the authority to impose, and increasing the amount of, civil monetary penalties.

    There are numerous legislative and executive initiatives at the Federal and state levels for healthcare reform with a view toward, among other things, slowing the overall rate of growth in healthcare expenditures. The Company is unable to predict the impact of healthcare reforms on the Company or its stock price; however it is possible that such proposals could have a material adverse effect on the Company.

    The Company is also subject to a wide variety of Federal, state and local environmental and occupational health and safety laws and regulations. Among the types of regulatory requirements faced by health care providers are: air and water quality control requirements; waste management requirements; specific regulatory requirements applicable to asbestos, polychlorinated biphenyls, and radioactive substances; requirements for providing notice to employees and members of the public about hazardous materials and wastes; and certain other requirements.

    In its role as owner and/or operator of properties or facilities, the Company may be subject to liability for investigating and remedying any hazardous substances that have come to be located on the property, including such substances that may have migrated off, or emitted, discharged, leaked, escaped or been transported from, the property. Ancillary to the Company's operations are, in various combinations, the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. Such activities may result in damage to individuals, property or the environment; may interrupt operations and/or increase their costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. There can be no assurance that the Company will not encounter such risks in the future, and such risks may have a material adverse effect on the operations or financial condition of the Company.

EMPLOYEES

    As of September 15, 1996, the Company employed approximately 11,600 persons. Approximately 3,600 employees at 28 of the Company's facilities are covered by collective bargaining agreements. The Company believes that it has had good relationships with the unions that represent its employees, but it cannot predict the effect of continued union representation or organizational activities on its future operations.

    The healthcare industry has at times experienced a shortage of qualified healthcare personnel. While the Company has been able to retain the services of an adequate number of qualified personnel to staff its facilities appropriately and maintain its standards of quality care, there can be no assurance that continued shortages will not in the future affect the ability of the Company to attract and maintain an adequate staff of qualified healthcare personnel. A lack of qualified personnel at a facility could result in significant increases in labor costs at such facility or otherwise adversely affect operations at such facility. Any of these developments could adversely affect the Company's operating results or expansion plans. The Company competes with other healthcare providers and with non-healthcare providers for both professional and non-professional employees.

INSURANCE

    The provision of healthcare services entails an inherent risk of liability. The Company maintains liability insurance providing coverage which it believes to be adequate. In addition, the Company maintains property, business interruption, and workers' compensation insurance covering all facilities in amounts deemed adequate by the Company. There can be no assurance that any future claims will not exceed applicable insurance coverage or that the Company will be able to continue its present insurance coverage on satisfactory terms, if at all.

LEGAL PROCEEDINGS

    The Company is a party to claims and legal actions arising in the ordinary course of business. Management does not believe that any litigation to which the Company is currently a party will have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The directors and executive officers of the Company as of September 15, 1996, are as follows:

                   NAME                      AGE                    POSITION
- ------------------------------------------   ---   ------------------------------------------
Moshael J. Straus.........................   43    Chairman of the Board of Directors and
                                                     Co-Chief Executive Officer
Daniel E. Straus..........................   39    President, Co-Chief Executive Officer and
                                                     Director
Stuart H. Altman..........................   58    Director
Constance B. Girard-diCarlo...............   49    Director
Menachem Rosenberg........................   45    Director
Alan D. Solomont..........................   47    Director
George R. Zoffinger.......................   48    Director
Paul J. Klausner..........................   39    Director
Stephen R. Baker..........................   40    Executive Vice President, Chief Operating
                                                     Officer and Director
Bradford C. Burkett.......................   36    Senior Vice President, General Counsel and
                                                     Secretary
Thomas P. Foy.............................   45    Senior Vice President, Business
                                                   Development and Governmental Affairs
Joel Jaffe................................   50    Senior Vice President, Treasurer
Robert S. Anderson........................   34    Vice President, Finance
Kevin P. Breslin..........................   30    Vice President, Acquisitions
Ronald G. Clarendon.......................   53    Vice President, Human Resources
Barbara A. Marte..........................   56    Vice President, Product Development and
                                                     Enhancement

    Certain additional information concerning the above persons is set forth below:

    Moshael J. Straus, the brother of Daniel E. Straus, was a co-founder of the Company in 1984 and since 1978, was involved in the business of the Company's predecessors. Mr. Straus has been co-principal owner of the Company since its establishment. He assumed the positions of Chairman of the Board of Directors and Co-Chief Executive Officer of the Company in September 1992. Mr. Straus has been a member of the Board of Directors since 1992.

    Daniel E. Straus, the brother of Moshael J. Straus, was a co-founder of the Company in 1984 and since 1978, was involved in the business of the Company's predecessors. Mr. Straus has been co-principal owner of the Company since its establishment. He assumed the positions of President and Co-Chief Executive Officer of Multicare in September 1992. Mr. Straus has been a member of the Board of Directors since 1992.

    Stuart H. Altman has served as the Sol C. Chaikin Professor of National Health Policy at The Heller School at Brandeis University since 1977. Mr. Altman also served as Dean of The Heller School from September 1977 through June 1993, and was Interim President of Brandeis University from 1990 through September 1991. Mr. Altman has also served as Chairman of the Board, Institute for Health Policy, at The Heller School since 1977. In addition, Mr. Altman has served in several government positions including serving as the Chairman of the Prospective Payment Assessment Commission from 1984 through 1996 and as a senior member of the Clinton/Gore Health Advisory Group. Mr. Altman also served as Deputy Assistant Secretary for Planning and Evaluation/Health in the Department of Health, Education and Welfare from July 1971 through August 1976. Mr. Altman currently serves as a member of the Board of Directors of IDX Systems, Inc., a healthcare information systems company and on several other charitable and educational boards and foundations. Mr. Altman has been a member of the Board of Directors since March 1996.

    Constance B. Girard-diCarlo has served as President of the Healthcare Support Services Division of ARAMARK Corporation since 1990. ARAMARK is a $6 billion service management company headquartered in Philadelphia, Pennsylvania. Mrs. Girard-diCarlo is responsible for the non-clinical support services ARAMARK manages for more than 300 healthcare institutions nationwide. Mrs. Girard-diCarlo previously served as the President of ARAMARK School Nutrition Services, the Vice President, Midlantic Region, ARAMARK Campus Services and as an Assistant General Counsel of ARAMARK. Mrs. Girard-diCarlo is a member of the Board of Directors of EnergyNorth, Inc., a public utility holding company headquartered in Manchester, New Hampshire, and serves on the Boards of Widener University and the Free Library of Philadelphia Foundation. Mrs. Girard-diCarlo has been a member of the Board of Directors since March 1996.

    Menachem Rosenberg has been a partner of the public accounting firm of Margolin, Winer & Evens in Garden City, New York for the past 14 years. Mr. Rosenberg is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants. Mr. Rosenberg is the author of numerous articles on income tax, investments, finance, mergers and acquisitions and a lecturer on similar topics to various professional and trade groups. Mr. Rosenberg has been a member of the Board of Directors since 1994.

    Alan D. Solomont is the founder and since 1985 has been the Chief Executive Officer of A.D.S. Mr. Solomont has been a member of the Board of Directors since 1994. Following the acquisition of A.D.S, Mr. Solomont will become Vice Chairman of the Company.

    George R. Zoffinger has served as Chairman of CoreStates New Jersey National Bank since April 1994. Mr. Zoffinger previously served as President and Chief Executive Officer of Constellation Bancorp. and its principal subsidiary, Constellation Bank, N.A., since December 1991. From March 1990 through December 1991, Mr. Zoffinger served as the Commissioner of the New Jersey State Department of Commerce and Economic Development and the Chairman of the Board of Directors of the New Jersey Economic Development Authority since March 1990. Mr. Zoffinger has also served as Chairman of New Jersey's Host Committee for the 1994 World Cup Soccer Games. Mr. Zoffinger has been a member of the Board of Directors since 1995.

    Paul J. Klausner has served as a consultant to the Company since September 1996. Prior to September 1996 Mr. Klausner served as Executive Vice President, Development since May 1995, as Executive Vice President, General Counsel since August 1994, and as Senior Vice President, General Counsel since October 1993. Prior to joining Multicare, Mr. Klausner was engaged in the private practice of law in New York City since 1981 and had also been a principal of KMF Partners, a New York based real estate investment and development firm, from 1986 to 1990. Mr. Klausner has been a member of the Board of Directors since May 1994.

    Stephen R. Baker has served as Executive Vice President responsible for finance and operations of the Company since August 1994, and served as its Senior Vice President and Chief Financial Officer since December 1992. Prior to joining Multicare, he was a partner at the public accounting firm of KPMG Peat Marwick LLP where he was employed for 16 years. Mr. Baker is a Certified Public Accountant. Mr. Baker has been a member of the Board of Directors since May 1994.

    Bradford C. Burkett was named a Senior Vice President in 1996, has served as Vice President, General Counsel and Secretary of the Company since May 1995 and joined the Company as its Vice President and Deputy General Counsel in June 1994. Mr. Burkett became Secretary of the Company in August 1994. Prior to June 1994, Mr. Burkett was engaged in the private practice of law with the New York City firm of Kaye Scholer Fierman Hays & Handler since 1985.

    Thomas P. Foy joined the Company in July 1994 as its Senior Vice President, Business Development and Governmental Affairs. Prior thereto, Mr. Foy served as Senior Vice President at Hill International, a construction consulting company commencing in January 1990. Mr. Foy served as a New Jersey State Senator from 1990 to 1992 and a New Jersey State Assemblyman from 1984 to 1990.

    Joel Jaffe has served as Senior Vice President, Treasurer of the Company since May 1995. Prior to joining Multicare, he was a partner at the public accounting firm of KPMG Peat Marwick LLP where he was employed for 27 years. He is a Certified Public Accountant.

    Robert S. Anderson served as Vice President, Finance of the Company's predecessor since October 1988 and assumed the same position with the Company in September 1992. He joined the Company's predecessor in October 1986 as Corporate Controller. He is a Certified Public Accountant.

    Kevin P. Breslin has served as Vice President, Acquisitions of the Company since May 1995 and joined the Company as its Director of Financial Accounting in April 1993. Prior to joining the Company, he was employed at KPMG Peat Marwick LLP for 4 years. He is a Certified Public Accountant.

    Ronald G. Clarendon served as Vice President, Human Resources of the Company's predecessor since August 1991 and assumed the same position with the Company in September 1992. Prior to 1991, Mr. Clarendon specialized in all facets of labor relations with Western Union Corporation.

    Barbara A. Marte has served as Vice President, Product Development and Enhancement of the Company since January 1995. Prior to such time, she served as Director of Subacute Services of the Company since January 1994. Ms. Marte was previously a Director of Subacute Development for Beverly Enterprises, Inc. from 1991 through 1993. Prior to 1991, for more than five years, Ms. Marte served in various corporate and marketing positions with Genesis Health Ventures, Inc.

    The Company's Board of Directors is divided into three classes--Class I, Class II and Class III-- which must be as nearly equal in number as possible. Each director serves for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected. The terms of office of Constance B. Girard-diCarlo, Moshael J. Straus and Daniel E. Straus expire at the 1997 Annual Meeting of Stockholders. The terms of office of Stuart
H. Altman, Menachem Rosenberg and George R. Zoffinger expire at the 1998 Annual Meeting of Stockholders. The terms of office of Stephen R. Baker, Paul J. Klausner and Alan D. Solomont expire at the 1999 Annual Meeting of Stockholders.

                             PRINCIPAL STOCKHOLDERS

STOCK OWNERSHIP

    The following table sets forth certain information regarding the beneficial ownership of the Common Stock on September 15, 1996, and as adjusted to reflect the Offering for (i) each person who is known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each person who is currently a director of the Company, (iii) all directors and executive officers of the Company as a group and (iv) the Company's two Co-Chief Executive Officers and its four other most highly compensated executive officers during the year ended December 31, 1995. Except as otherwise noted, the address of all persons is c/o the Company, 411 Hackensack Avenue, Hackensack, New Jersey 07601. To the best of the Company's knowledge, except as indicated, the holders listed below have sole voting power and investment power over the Common Stock they beneficially own.

                                                   PRIOR TO THE OFFERING       AFTER THE OFFERING(4)
                                                  ------------------------    ------------------------
                                                  NUMBER OF      PERCENT      NUMBER OF
    NAME OF BENEFICIAL OWNER                      SHARES(1)      OF CLASS     SHARES(1)     PERCENTAGE
- -----------------------------------------------   ----------    ----------    ----------    ----------
Moshael J. Straus**............................    6,797,378(2)     25.3%      6,797,378(2)    22.8%
Daniel E. Straus**.............................    6,797,378(2)     25.3       6,797,378(2)    22.8
FMR Corp.(3)...................................    1,500,732         5.6       1,500,732        5.1
  82 Devonshire Street
  Boston, Massachusetts 02109
Stuart H. Altman...............................           --           *              --          *
Constance B. Girard-diCarlo....................        4,800           *           4,800          *
Menachem Rosenberg.............................           --           *              --          *
Alan D. Solomont...............................       16,500           *          16,500          *
George R. Zoffinger............................       10,500           *          10,500          *
Stephen R. Baker...............................       90,118           *          90,118          *
Paul J. Klausner...............................       86,391           *          86,391          *
All current directors and executive officers as
  a group (16 persons).........................   13,939,601        50.7      13,939,601       45.7

- ------------

 * Less than 1%.

** See "Management" for position with the Company.

(1) Includes for all directors and executive officers options to purchase an aggregate of 947,347 shares of Common Stock which are currently exercisable or will be exercisable within the next sixty days.

(2) Excludes shares owned by the other Co-Chief Executive Officer that the named Co-Chief Executive Officer has the right to purchase upon the death of such other Co-Chief Executive Officer.

(3) The following information was provided to the Company by FMR Corp. and is as of February 14, 1996 (as adjusted to give effect to 50% stock dividend effected on May 28, 1996): Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 964,704 shares or 3.58% of the Common Stock outstanding of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940 (the "Funds"). Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 964,704 shares owned by the Funds. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 536,028 shares or 1.99% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s). Edward C. Johnson 3d, and FMR Corp., through its control of Fidelity Management Trust Company, has sole voting and dispositive power over 536,028 shares of Common Stock owned by the institutional account(s) as reported above. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of shares owned directly by the Funds, which power resides with the Funds' Board of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Fund's Board of Trustees.

(4) Does not include 225,000 shares subject to over-allotment option for each of Moshael J. Straus and Daniel E. Straus. If the over-allotment option were fully exercised by the Underwriters, Moshael J. Straus and Daniel E. Straus would each own 22.0% of the outstanding Common Stock after the offering.

                               THE REORGANIZATION

    Prior to November 18, 1992, the Company's operations had been conducted by various operating corporations and partnerships owned by the Principal Stockholders, and the related real property (except in the case of certain leased facilities) had been owned, either directly or through separate corporations or partnerships, by the Principal Stockholders. On November 18, 1992, pursuant to a Reorganization and Subscription Agreement among the Company and the Principal Stockholders (the "Reorganization Agreement"), the Principal Stockholders transferred to the Company equity interests owned by the Principal Stockholders in corporations and partnerships engaged in the business of owning, operating or managing long-term care facilities, as well as related real property interests owned directly by the Principal Stockholders. Except as described under "Certain Relationships and Related Transactions," in the Company's Annual Report on Form 10-K for the year ended December 31, 1995, the interests transferred to the Company by the Principal Stockholders pursuant to the Reorganization Agreement constitute all of the equity interests and real property interests relating to such business that were then owned directly or indirectly by any of the Principal Stockholders. In consideration of such transfers, The Multicare Companies, Inc. issued its Common Stock to the Principal Stockholders in proportion to their equity ownership of the Company prior to the Reorganization.

    The Company acquired each of the entities and interests transferred by the Principal Stockholders subject to related debt and other liabilities. The Company guaranteed certain existing debt of the operating and real estate subsidiaries and, pursuant to arrangements among the Company, the Principal Stockholders and lenders to the operating and real estate subsidiaries, the Principal Stockholders were released from most outstanding guaranties of the Company's debt. The Company indemnified the Principal Stockholders against all liabilities assumed by the Company pursuant to the Reorganization Agreement and any guarantees of the Company's debt from which the Principal Stockholders were not released.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The Company is authorized to issue 70,000,000 shares of Common Stock, par value $.01 per share, and as of September 15, 1996, 26,566,086 shares of Common Stock are issued and outstanding, of which 14,871,429 are held of record by the Principal Stockholders. In addition (i) the Company has granted options to purchase 2,795,456 shares of Common Stock, of which options to purchase 1,010,849 shares are currently exercisable or will be exercisable within the next sixty days, (ii) 4,975,962 shares of Common Stock are reserved for issuance upon conversion of the Company's Convertible Debentures and (iii) the Company has agreed to issue 554,973 shares in connection with the pending A.D.S acquisition.

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities. Holders of Common Stock have no preemptive rights to subscribe for additional shares of the Company and have no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of the Offering will be, fully paid and nonassessable.

    The Company has been advised that the Principal Stockholders have entered into an agreement among themselves that requires each Principal Stockholder to first offer shares of Common Stock to the other Principal Stockholders prior to making certain dispositions of Common Stock owned by such Principal Stockholder.

PREFERRED STOCK

    The Board of Directors has the authority, without further action by the stockholders, to issue up to 7,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of preferred stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BY-LAWS

    Certain provisions of the Restated Certificate of Incorporation and By-laws of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in a premium over the market price for the shares held by stockholders.

    The Company's Restated Certificate of Incorporation or By-laws provide (i) that no director may be removed from office during his term except for cause,
(ii) that vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders, (iii) that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and stockholder action by written consent in lieu of a meeting is prohibited, (iv) that special meetings of stockholders may be called only by a majority of the Board of Directors, or by the Chairman of the Board of Directors or the President of the Company, (v) that stockholders are not permitted to call a special meeting or require that the Board of Directors call a special meeting of stockholders and (vi) for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 or more than 90 days prior to the anniversary of the previous year's annual meeting and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. In addition, the Restated Certificate of Incorporation provides that the Board of Directors is divided into three classes serving staggered three-year terms. See "Management."

    The foregoing summary is qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation and By-laws, copies of which have been filed with or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

CERTAIN PROVISIONS OF DELAWARE LAW

    Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder, (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it became an interested stockholder, or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Company's Restated Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under Federal securities laws.

                                  UNDERWRITING

    Upon the terms and subject to the conditions stated in the Underwriting Agreement, each Underwriter named below has severally agreed to purchase, and the Company agreed to sell to such Underwriter, the number of shares of Common Stock set forth opposite the name of such Underwriter.

                                                                   NUMBER OF
    NAME                                                            SHARES
- ----------------------------------------------------------------   ---------
Smith Barney Inc................................................
Cowen & Company.................................................
Dean Witter Reynolds Inc........................................
NatWest Securities Limited......................................
                                                                   ---------
  Total.........................................................   3,000,000
                                                                   ---------
                                                                   ---------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters, for whom Smith Barney Inc., Cowen & Company, Dean Witter Reynolds Inc. and NatWest Securities Limited are acting as the Representatives, propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares to certain dealers at a price which represents a concession
not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concessions may be changed by the Representatives.

    Moshael J. Straus and Daniel E. Straus have granted to the Underwriters an option, exercisable for thirty days from the date of this Prospectus, to purchase, pro rata, up to 450,000 additional shares of Common Stock (225,000 shares each) at the price to public set forth on the cover page of this Prospectus minus the underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering overallotments, if any, in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite each Underwriter's name in the preceding table bears to the total number of shares listed in such table.

    The Company, its officers and directors and the Principal Stockholders have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company.

    The Company (and if the over-allotment option is exercised, Moshael J. Straus and Daniel E. Straus) and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    NatWest Securities Limited, a United Kingdom broker-dealer and a member of the Securities and Futures Authority Limited, has agreed that, as part of the distribution of the Common Stock offered hereby and subject to certain exceptions, it will not offer or sell any Common Stock within the United States, its territories or possessions or to persons who are citizens thereof or residents therein. The

Underwriting Agreement does not limit the sale of the Common Stock offered hereby outside of the United States.

    NatWest Securities Limited has represented and agreed that (i) it has not offered or sold and will not offer to sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services Act 1986 (the "Act"), (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom, any document which consists of or any part of listing particulars, supplementary listing particulars, or any other document required or permitted to be published by listing rules under Part IV of the Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.

    The Representatives have in the past provided certain investment banking services to the Company for which they received customary compensation. In addition, Smith Barney Inc. has served as financial advisor to A.D.S with respect to the A.D.S acquisition.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York, certain members of which currently own 4,500 shares of Common Stock. Certain legal matters will be passed upon for the Underwriters by Willkie Farr & Gallagher, New York, New York.

                                    EXPERTS

    The consolidated financial statements and financial statement schedules of the Company as of December 31, 1994 and 1995, and for each of the years in the three-year period ended December 31, 1995, in the Company's annual report on Form 10-K for the year ended December 31, 1995, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of Glenmark Associates, Inc. and its subsidiaries as of December 31, 1993 and 1994, and for each of the years then ended included in the Company's Current Report on Form 8-K/A, dated February 12, 1996, and incorporated by reference herein have been audited by Deloitte & Touche LLP, independent certified public accountants, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

    The consolidated financial statements of Concord Health Group, Inc. and its subsidiaries as of June 30, 1994 and 1995, and for each of the three years in the period ended June 30, 1995, included in the Company's Current Report on Form 8-K/A, dated May 6, 1996, have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, incorporated herein by reference from such Current Report on Form 8-K/A, and given on the authority of that firm as experts in accounting and auditing.

    The combined financial statements of The A.D.S Group as of December 31, 1995, and for the year then ended have been included herein in reliance on the report of Landa & Altsher, P.C., independent public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C., a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each such instance reference is made to the copy of such contract or document filed or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. This Registration Statement may be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy and information statements, and other information with the Commission. For further information with respect to the Company, reference is hereby made to such reports and other information which can be inspected and copied at the public reference facilities maintained by the Commission at Room 1025, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies may also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The site may be accessed at http://www.sec.gov.

    In addition, the Company is listed on the New York Stock Exchange and any reports, proxy and information statements, and other information filed under the Exchange Act may also be inspected and copied at the offices of the New York Stock Exchange, 120 Broad Street, New York, New York 10005.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Company's Annual Reports on Form 10-K and 10-K/A dated June 29, 1996 for the year ended December 31, 1995, its Current Reports on Form 8-K/A dated February 12, May 6, and June 7, 1996 and its Current Reports on Form 8-K dated January 16, February 16, and June 28, 1996, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996 and June 30, 1996 and its Quarterly Report on Form 10-Q/A dated July 2, 1996 are incorporated in this Prospectus by reference. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this Offering shall be deemed incorporated by reference into this Prospectus from the date of filing of such documents (provided, however, that the information referred to in item 402 (a) (8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein). Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the request of such person, a copy of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests shall be directed to The Multicare Companies, Inc., 411 Hackensack Avenue, Hackensack, New Jersey 07601; Attn:
General Counsel (telephone: (201) 488-8818).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         ----
THE A.D.S GROUP
  Independent Auditors' Report........................................................   F-2
  Combined Balance Sheets as of December 31, 1995 and
    unaudited as of June 30, 1996.....................................................   F-3
  Combined Statements of Income for the year ended December 31,
    1995 and unaudited for the six month periods ended
    June 30, 1995 and 1996............................................................   F-4
  Combined Statements of Cash Flows for the year ended
    December 31, 1995 and unaudited for the
    six month periods ended June 30, 1995 and 1996....................................   F-5
  Notes to Combined Financial Statements..............................................   F-6

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
A.D.S Group
Newton, Massachusetts

    We have audited the accompanying combined balance sheet of A.D.S Group as of December 31, 1995, and the related statements of income, and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.D.S Group as of December 31, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          LANDA & ALTSHER, P.C.

Randolph, Massachusetts
June 7, 1996

                                  A.D.S GROUP
                            COMBINED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                DECEMBER 31, 1995    JUNE 30, 1996
                                                                -----------------    --------------
                                                                                      (UNAUDITED)
  ASSETS

CURRENT ASSETS:
  Cash and cash equivalents..................................        $ 3,923            $  4,956
  Marketable securities......................................            878                 897
  Accounts receivable--patients (net of allowance for
    doubtful accounts of $950 in 1995 and $867 in 1996)......          8,460               9,098
  Notes receivable--related parties..........................          1,500               1,500
  Prepaid expenses and other current assets..................            688                 707
                                                                    --------         --------------
    Total current assets.....................................         15,449              17,158
                                                                    --------         --------------
RESTRICTED CASH..............................................            462                 655
                                                                    --------         --------------
PROPERTY, PLANT AND EQUIPMENT:
  Land, building and improvements............................         31,385              31,402
  Equipment and property held under capital leases...........          6,489               6,721
  Motor vehicles.............................................            254                 253
                                                                    --------         --------------
    Total....................................................         38,128              38,376
  Less: accumulated depreciation.............................          9,084               9,792
                                                                    --------         --------------
    Property, plant and equipment, net.......................         29,044              28,584
                                                                    --------         --------------
DUE FROM RELATED PARTIES.....................................          1,126               1,537
                                                                    --------         --------------
INVESTMENTS IN UNCOMBINED SUBSIDIARIES.......................          2,275               2,383
                                                                    --------         --------------
OTHER ASSETS.................................................          1,318               2,304
                                                                    --------         --------------
TOTAL ASSETS.................................................        $49,674            $ 52,621
                                                                    --------         --------------
                                                                    --------         --------------
LIABILITIES AND OWNERS' EQUITY

CURRENT LIABILITIES:
  Demand notes payable.......................................        $ 1,296            $  1,231
  Accounts payable...........................................          3,039               2,975
  Due to third party payors..................................            823               1,857
  Accrued liabilities........................................          2,577               2,546
  Deferred revenue...........................................            131                  62
  Current portion of long-term debt..........................          1,032               1,141
                                                                    --------         --------------
    Total current liabilities................................          8,898               9,812
                                                                    --------         --------------
LONG-TERM DEBT, net of current portion.......................         27,499              26,837
                                                                    --------         --------------
OWNERS' EQUITY:
  Common stock, 1,932 shares authorized at $0 and $1 par
    value,
    18 shares issued and outstanding.........................            324                 324
  Additional Paid-in-Capital.................................          2,358               2,358
  Retained Earnings and Partners' Capital....................         10,583              13,257
  Unrealized Gain on Marketable Securities...................             12                  33
                                                                    --------         --------------
TOTAL OWNERS' EQUITY.........................................         13,277              15,972
                                                                    --------         --------------
TOTAL LIABILITIES AND OWNERS' EQUITY.........................        $49,674            $ 52,621
                                                                    --------         --------------
                                                                    --------         --------------

            See accompanying notes to combined financial statements.

                                  A.D.S GROUP
                         COMBINED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)

                                                                                 SIX MONTHS ENDED
                                                              YEAR ENDED             JUNE 30,
                                                           DECEMBER 31, 1995     1995       1996
                                                           -----------------    -------    -------
                                                                                   (UNAUDITED)
REVENUES:
  Net patient service revenues..........................        $55,875         $27,402    $28,429
  Other operating revenues..............................         10,147           5,006      6,309
                                                               --------         -------    -------
    Net revenues........................................         66,022          32,408     34,738
                                                               --------         -------    -------
EXPENSES:
  Facility operating expenses:
    Salaries, wages and benefits........................         36,101          18,339     18,848
    Other operating expenses............................         18,614           8,724      9,223
  Corporate, general and administrative.................          3,521           1,308      1,723
  Depreciation and amortization.........................          1,486             756        732
                                                               --------         -------    -------
      Total expenses....................................         59,722          29,127     30,526
                                                               --------         -------    -------

INCOME FROM OPERATIONS..................................          6,300           3,281      4,212
                                                               --------         -------    -------
OTHER INCOME (EXPENSE):
  Investment income.....................................            291              79        149
  Interest expense......................................         (2,616)         (1,285)    (1,307)
  Income from uncombined subsidiaries...................            190             176        308
                                                               --------         -------    -------
    Total other income (expense)........................         (2,135)         (1,030)      (850)
                                                               --------         -------    -------
INCOME BEFORE INCOME TAXES..............................          4,165           2,251      3,362
INCOME TAX EXPENSE......................................             51              22         40
                                                               --------         -------    -------
NET INCOME..............................................          4,114           2,229      3,322
RETAINED EARNINGS AND PARTNERS' CAPITAL-- BEGINNING OF
PERIOD..................................................         10,339          10,339     10,583
DISTRIBUTIONS...........................................         (3,870)         (1,355)      (648)
                                                               --------         -------    -------
RETAINED EARNINGS AND PARTNERS' CAPITAL--
  END OF PERIOD.........................................        $10,583         $11,213    $13,257
                                                               --------         -------    -------
                                                               --------         -------    -------

            See accompanying notes to combined financial statements.

                                  A.D.S GROUP
                       COMBINED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                     SIX MONTHS ENDED
                                                                  YEAR ENDED             JUNE 30,
                                                               DECEMBER 31, 1995     1995       1996
                                                               -----------------    -------    -------
                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income.................................................        $ 4,114         $ 2,229    $ 3,322
 Adjustments to reconcile net income to net cash provided by operating activities:
   Depreciation and amortization............................          1,486             758        732
   Gain on sales of marketable securities...................            (66)          --         --
   Income from uncombined subsidiaries......................           (190)           (176)      (308)
   Provision for bad debts..................................            606              72        100
   Loss on sale and abandonment of property.................             14           --         --
   Changes in assets and liabilities:
     Accounts receivable....................................           (420)            347       (738)
     Prepaid expenses and other current assets..............           (258)           (435)    (1,049)
     Accounts payable and accrued liabilities...............          1,020             366        (75)
     Due to third party payors..............................            285           1,705      1,034
     Deferred revenue.......................................            (50)            (50)       (69)
                                                                    -------         -------    -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...................          6,541           4,816      2,949
                                                                    -------         -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment..................           (604)           (254)      (247)
 Proceeds from disposal of property.........................              1           --         --
 Purchase of marketable securities..........................           (730)          --         --
 Proceeds from sales of marketable securities...............          1,270              10      --
 Deposits to reserve for replacement........................            (98)           (352)      (193)
 Additions to construction in progress......................            (34)          --         --
 Advances on notes to related parties.......................         (1,500)          --         --
 Repayment of related party notes...........................            100           --         --
                                                                    -------         -------    -------
NET CASH USED BY INVESTING ACTIVITIES.......................         (1,595)           (596)      (440)
                                                                    -------         -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from debt.........................................          4,798             560        815
 Repayment of debt and capitalized lease obligations........         (3,811)           (726)    (1,432)
 Deferred charges...........................................            (76)          --         --
 Deposits to pledge account.................................           (238)          --         --
 Due from related parties...................................           (919)           (903)      (411)
 Distributions..............................................         (3,670)         (1,205)      (448)
                                                                    -------         -------    -------
NET CASH USED BY FINANCING ACTIVITIES.......................         (3,916)         (2,274)    (1,476)
                                                                    -------         -------    -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........          1,030           1,946      1,033
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............          2,893           2,893      3,923
                                                                    -------         -------    -------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................        $ 3,923         $ 4,839    $ 4,956
                                                                    -------         -------    -------
                                                                    -------         -------    -------

            See accompanying notes to combined financial statements.

                                  A.D.S GROUP
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

    The A.D.S Group, with offices in Newton and Andover Massachusetts, is a management, development, and consulting organization committed to building networks of post acute eldercare services in local communities around New England. The A.D.S Group owns, operates and manages skilled nursing facilities which provide long-term care and specialty medical services in Massachusetts, Ohio and Connecticut. In addition, the A.D.S Group manages assisted living communities and manages hospital based subacute units located in hospitals throughout Massachusetts, and provides home services through a network of providers.

NOTE 1--ORGANIZATION AND BASIS OF PRESENTATION

    The A.D.S Group ("the Group") financial statements are the combined financial statements of the following selected entities under common control and ownership (the Corporation) and which are the object of an impending sale: A.D.S Berkshire Management, Inc., A.D.S Consulting, Inc., A.D.S Management, Inc., A.D.S Senior Housing, Inc., Senior Source, Inc., A.D.S Palm Chelmsford, Inc., A.D.S Reservoir Waltham, Inc., ASL, Inc. and Arcadia Associates, Nursing and Retirement Centers of the Andovers, Inc. and North Andover Associates, Prescott Nursing Home, Inc. and Prescott Nursing Home Associates, Solomont Brookline Limited Partnership, Westford Nursing and Retirement Center Limited Partnership, and Willow Manor Nursing Home, Inc.

    All significant intercompany transactions and accounts of the Group have been eliminated in combination.

    The financial information as of June 30, 1996 and for the six month periods ended June 30, 1995 and 1996 are unaudited and have been prepared in conformity with the accounting principles and practices as reflected in the Group's audited annual combined financial statements. The unaudited combined financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position as of June 30, 1996 and the operating results and cash flows for the six month periods ended June 30, 1995 and 1996. Results for interim periods are not necessarily indicative of those to be expected for the year.

    The combined financial statements also include selected entities accounted for under the equity method. The stockholders/owners of the Group have a financial interest in these entities ranging from 20% - 50%.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    a. Cash and cash equivalents: The Group considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents. The Group maintains cash and cash equivalent balances in several federally insured regional financial institutions. Amounts in these institutions exceeding federally insured limits totaled $5,273 at December 31, 1995. Cash and cash equivalent balances approximate their fair values.

                                  A.D.S GROUP
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
    b. Net Patient service revenues: Net patient service revenues are reported at the estimated net realizable amounts. Third-party payor revenues included in net patient service revenues are recorded as indicated in Note 3. The Group extends unsecured credit to their private patients and patients covered under third party payor arrangements.

    c. Property, plant and equipment: Land, building, improvements, equipment and motor vehicles are recorded at cost. Depreciation of building and improvements is calculated using the straight-line and accelerated methods over the estimated useful lives that range from five to forty years. Depreciation of equipment and motor vehicles is calculated using the straight-line and accelerated methods over the estimated useful lives that range from three to ten years. Depreciation charged to operations amounted to $1,355.

    d. Marketable securities: The Group determines the appropriate classification of securities at the time of purchase. If the Group has the ability at the time of purchase to hold securities until maturity or on a long-term basis, they are classified as investments and carried at historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity or on a long-term basis are classified as available for sale and carried at market value.

    Realized gains and losses on disposition are based on the net proceeds and the book value of the securities sold and are recognized in the statement of income. Unrealized gains and losses on investment securities available for sale are based on the differences between book value and market value of each security. These unrealized gains and losses are charged to equity.

    e. Income taxes: The corporations have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Corporations do not pay federal tax on their taxable income. Consequently, the stockholders are liable for income taxes on their respective share of the Corporations' taxable income. An income tax provision of $51 has been recorded in 1995, related to state income taxes.

    The partnerships are not tax paying entities for purposes of federal and state income taxes. Federal and state income taxes are computed on each partner's total income from all sources.

NOTE 3--NET PATIENT SERVICE REVENUES FROM THIRD PARTY PAYORS

SUMMARY OF THE PAYMENT ARRANGEMENTS WITH THIRD PARTY PAYORS

    Medicaid--Prospective Rate System--The Group receives reimbursement from the Commonwealth of Massachusetts under the prospective rate of payment system for the care and services rendered to publicly-aided patients in long-term care facilities pursuant to regulations promulgated by the Massachusetts Rate Setting Commission (MRSC). Under the regulations, the current year rates are calculated utilizing base year costs adjusted for inflation. The base year costs are subject to audit which could result in a retroactive rate adjustment for the current year.

    The MRSC regulations provide for a "lookback" provision for new facilities whereby final rates will be calculated based on actual costs. The "lookback" provision is applicable until the facility operates for a calendar year at full licensure. The cost report for the first year of full license will be

                                  A.D.S GROUP
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

NOTE 3--NET PATIENT SERVICE REVENUES FROM THIRD PARTY PAYORS--(CONTINUED) audited by the MRSC and, the results of which, will be the basis for the reimbursement for future years subject to a cost adjustment factor.

    The Group has received amended rates as a result of the audit of prior base year costs. These amended rates resulted in a retroactive adjustment due from the Commonwealth of Massachusetts of $416. Management also estimates that the Group has underspent the OBRA component of the rate resulting in a retroactive adjustment due the Commonwealth of Massachusetts of $587. A provision has been made in the accompanying financial statements under the caption "Due to Third Party Payors" on the combined balance sheet.

    Medicare--The Group receives reimbursement for the care of certain patients under the federally sponsored Medicare program through an insurance intermediary. During the year, an interim rate is assigned based upon the cost experience of a prior year modified by its current regulations, and the Group is paid at this rate during the year. A cost report is filed with, and audited by, the insurance intermediary. A final rate which may be subject to cost limitations is then established and final settlement of the difference is called for under the regulations.

NOTE 4--MARKETABLE SECURITIES

    Marketable securities at December 31, 1995 are comprised of securities available for sale, in conjunction with the adoption of Statement of Financial Accounting Standards (SFAS) No.115 "Accounting for Certain Investments in Debt and Equity Securities", resulting in investment securities being carried at market value. Marketable securities consist of the following:

                                                         DECEMBER 31, 1995
                                                    ----------------------------
                                                            MARKET    UNREALIZED
                                                    COST    VALUE        GAIN
                                                    ----    ------    ----------
1) Short-term Government
     Portfolio Mutual Funds.......................  $609     $627        $ 18
2) Equity Portfolio
     Mutual Funds.................................   188      194           6
3) Equity Portfolio...............................    56       57           1
                                                    ----    ------        ---
                                                    $853     $878        $ 25
                                                    ----    ------        ---
                                                    ----    ------        ---

    Proceeds from the sales and maturities of investment securities available for sale were $1,270. Gross gains and losses on those sales and maturities were $85 and $19, respectively. Included in equity at December 31, 1995 is $12 of net unrealized gains on investment securities available for sale.

NOTE 5--RELATED PARTY TRANSACTIONS

    The Group has entered into the following transactions with related parties:

    a) Related party loans which bear no interest and have no fixed repayment terms amounted to $1,126 at December 31, 1995.

                                  A.D.S GROUP
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

NOTE 5--RELATED PARTY TRANSACTIONS--(CONTINUED)
    b) Notes receivable--stockholders--at December 31, 1995 consists of four $375 demand notes due from various stockholders of the Group. The notes are secured by stockholders' capital stock with interest payable semi-annually beginning April 30, 1996 at the Federal short-term rate.

    (c) The Group provided services to affiliates of the owners of the Group (included in Other Operating Revenues) during 1995 as follows:

                                                            1995
                                                           ------

Management fees.........................................   $1,052

Administrative and central office.......................      879

Development fees........................................      609

Other fees..............................................       63
                                                           ------

      Total.............................................   $2,603
                                                           ------
                                                           ------

NOTE 6--INVESTMENTS IN UNCOMBINED SUBSIDIARIES

    The following selected entities have been accounted for using the equity method:

                                                           OWNERSHIP
                                                           PERCENTAGE
                                                           ----------
Courtyard Nursing Care Partnership......................       33%
Charlton Nursing Care Center............................       20%
The Recuperative Center Limited Partnership.............       48%
Hingham Healthcare Limited Partnership..................       50%

                                                             DECEMBER 31, 1995
                                                             -----------------
Current assets............................................        $15,980
Noncurrent assets.........................................         38,906
Current liabilities.......................................          5,448
Noncurrent liabilities....................................         46,153

    Operating results include the proportionate share of income from affiliates since the respective dates of investments. Summarized information for these selected entities is as follows:

                                                                YEAR ENDED
                                                             DECEMBER 31, 1995
                                                             -----------------
Revenue...................................................        $30,298
Operating expenses........................................         29,298
Net income................................................          1,000

                                  A.D.S GROUP
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

NOTE 7--LONG-TERM DEBT

    Long-term debt of the Group at December 31, 1995 is as follows:

    a) Lines of Credit: The Group has lines of credit with several regional financial institutions with aggregate outstanding balances of $2,145, $1,296 of which is payable on demand with the remaining notes maturing through August 1998. Security for the lines of credit range from the business assets of the entity obligated under the notes to the personal guarantee of stockholders. Interest rates on the obligations range from prime to prime plus 100 basis points. The Group has unused credit lines available of approximately $2,000.

    b) Chattel Notes: The Group is obligated on $44 of chattel notes, secured by motor vehicles, payable in monthly installments of $2 in the aggregate with interest ranging from 3.9% to 8.75% with various maturity dates through January 1999. The Group has also obtained financing for multiple equipment purchases from one regional financial institution amounting to $189 payable in monthly principal installments of $10 plus interest at a weighted average rate of 8.75% through December 1998.

    c) Mortgages: Mortgage notes payable at December 31, 1995 are summarized as follows:

Bank note, prime plus 1%, due February 2005......................   $ 1,455
Bank note, prime plus 1%, due December 2002......................     6,954
HUD insured note, 9%, due December 2018..........................     2,379
Bank note, prime plus 1%, due January 1999.......................     8,064
HUD insured note, 9.375%, due November 2033......................     6,720
Industrial Revenue Bonds, 78% of prime, due April 2005...........       292
Bank note, LIBOR plus 2.5%, due October 2000.....................     1,497
                                                                    -------
                                                                    $27,361
                                                                    -------
                                                                    -------

    The above bank and HUD insured notes call for monthly debt service payments of approximately $313, in the aggregate. In addition to debt service payments the HUD insured mortgages require aggregate monthly deposits to a reserve for replacements of $8. The industrial revenue bonds call for quarterly redemptions of $8 plus interest.

    d) The Group has entered into capitalized lease obligations for various equipment which expire through 1998, with a remaining obligation of $88 at December 31, 1995.

    Maturities of long-term debt for the five years succeeding December 31, 1995 are as follows:


     1996      1997      1998       1999      2000
    ------     ----     ------     ------     ----
    $1,032     $993     $1,159     $7,857     $517
    ------     ----     ------     ------     ----
    ------     ----     ------     ------     ----

    Certain mortgages require the maintenance of replacement reserves or a pledged collateral account. These accounts, which are held by the respective mortgagees in the amount of $462 are presented in the accompanying combined balance sheet as "Restricted Cash".

                                  A.D.S GROUP
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

NOTE 8--COMMITMENTS AND CONTINGENCIES

    The Group is committed under non-cancelable operating leases for its corporate offices and two nursing facilities. Minimum rental commitments under non-cancelable leases at December 31, 1995 are summarized as follows:

                                                                    OPERATING
                                                                    ---------
1996.............................................................    $ 1,367
1997.............................................................      1,393
1998.............................................................      1,455
1999.............................................................      1,457
2000.............................................................      1,497
Thereafter.......................................................      5,567
                                                                    ---------
                                                                     $12,736
                                                                    ---------
                                                                    ---------

    Rent expenses relating to operations amounted to $1,299 for 1995.

    The Group is contingently liable through either stand-by letters of credit or security agreements on Group assets for approximately $12,500 at December 31, 1995.

    Pursuant to the Commonwealth of Massachusetts Medical Assistance Program regulations, the members of the Group are considered to be under common ownership and consequently all members of the Group are contingently liable for recoupment of liabilities of other members of the Group.

    A significant portion of the Group's net revenues and accounts receivable are derived from services reimbursable under the Medicaid and the Medicare programs. There are numerous healthcare reform proposals being considered on the federal and state levels. Although no reform legislation changes have been implemented, the current proposals for the Medicare program include a shift to a prospective payment system, a limit on interim payments for ancillary services, a reduction of reimbursement for capital costs, a continued freeze on routine cost limits, and salary equivalency limits for occupational and speech therapies. In addition, current Medicaid proposals being considered include the elimination of the Boren amendment and the establishment of state block grants. The Company cannot predict at this time whether any of these proposals will be adopted or, if adopted and implemented, what effect such proposals would have on the Group.

    The healthcare industry is labor intensive. Wages and other labor related costs are especially sensitive to inflation. In addition, suppliers pass along rising costs to the Group in the form of higher prices. When faced with increases in operating costs, the Group has increased its charges for services. The Group's operations could be adversely affected if it is unable to recover future cost increases or experiences significant delays in increasing rates of reimbursement of its labor and other costs from Medicaid and Medicare revenue sources.

                                  A.D.S GROUP
              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONTINUED)
                               DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

NOTE 9--SUPPLEMENTAL CASH FLOW DISCLOSURE AND OTHER

Interest payments net of amounts capitalized......................   $2,518
                                                                     ------
                                                                     ------

    The following are noncash items excluded from the combined statement of cash flows:

Additions to property, plant and equipment........................   $   (50)
Transfer of property, plant and equipment to an affiliate.........         9
Transfer of assets to an affiliate................................        81
Disposal of property, plant and equipment.........................         8
Debt assumed......................................................        45
Transfer of debt..................................................       (10)
Amount due related parties........................................       (84)
Cash infusion from stockholder....................................     1,655
Capital contributions to uncombined subsidiaries..................    (1,655)
Distributions from uncombined subsidiaries........................       200
Distributions to stockholders from uncombined subsidiaries........      (200)

    As noted above, additional paid-in-capital increased by $1,655 during 1995. Distributions against retained earnings and partners' capital were $3,870 in 1995.

    $1,840 of accruals for compensation are included in accrued liabilities at December 31, 1995.

NOTE 10--NEW ACCOUNTING PRONOUNCEMENTS

    The Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which becomes effective for fiscal years beginning after December 15, 1995. The Group adopted this statement effective January 1, 1996. The implementation of such statement did not have a material effect on the Group's combined financial statements.

NOTE 11--SUBSEQUENT EVENTS (UNAUDITED)

    Effective June 17, 1996, management has announced the pending sale of the Group to The Multicare Companies, Inc. It is anticipated that the transaction will be concluded by the end of 1996.

- ----------------------------------------  --------------------------------------
- ----------------------------------------  --------------------------------------

    NO DEALER, SALESPERSON OR OTHER
INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE
ANY INFORMATION OR MAKE ANY
REPRESENTATIONS NOT CONTAINED IN THIS                   3,000,000 SHARES
PROSPECTUS IN CONNECTION WITH THE
OFFERING COVERED BY THIS PROSPECTUS. IF
GIVEN OR MADE, SUCH INFORMATION OR
REPRESENTATIONS MUST NOT BE RELIED UPON
AS HAVING BEEN AUTHORIZED BY THE COMPANY
OR THE UNDERWRITERS. THIS PROSPECTUS
DOES NOT CONSTITUTE AN OFFER TO SELL, OR
A SOLICITATION OF AN OFFER TO BUY, THE               [MULTICARE THE MULTICARE
COMMON STOCK IN ANY JURISDICTION WHERE,                COMPANIES, INC. LOGO]
OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL
TO MAKE SUCH OFFER OR SOLICITATION.
NEITHER THE DELIVERY OF THIS PROSPECTUS
NOR ANY SALE MADE HEREUNDER SHALL, UNDER
ANY CIRCUMSTANCES, CREATE AN IMPLICATION
THAT THERE HAS NOT BEEN ANY CHANGE IN
THE FACTS SET FORTH IN THIS PROSPECTUS
OR IN THE AFFAIRS OF THE COMPANY SINCE
THE DATE HEREOF.
                                                         COMMON STOCK

       -------------------


        TABLE OF CONTENTS

                                    PAGE

Prospectus Summary...................  3

Risk Factors.........................  6

Recent Developments.................. 11                     ----------

Use of Proceeds...................... 13                     PROSPECTUS

Price Range of Common Stock.......... 13                        , 1996

Dividend Policy...................... 13                     ----------

Capitalization....................... 14

Selected Consolidated Financial Data. 15

Unaudited Pro Forma Condensed
Consolidated Financial Statements.... 17

Business............................. 23

Management........................... 34

Principal Stockholders............... 37

The Reorganization................... 38

Description of Capital Stock......... 39
                                                     SMITH BARNEY INC.
Underwriting......................... 41

Legal Matters........................ 42             COWEN & COMPANY

Experts.............................. 42
                                                 DEAN WITTER REYNOLDS INC.
Available Information................ 43

Incorporation of Documents by                   NATWEST SECURITIES LIMITED
Reference............................ 44

Index to Consolidated Financial
Statements...........................F-1

- ----------------------------------------  --------------------------------------
- ----------------------------------------  --------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

Registration fee................................................   $ 23,644
NASD filing fee.................................................      7,357
NYSE Listing Fee................................................     36,900
Printing and engraving expenses.................................     75,000
Legal fees and expenses.........................................     75,000
Accounting fees and expenses....................................     50,000
Blue sky fees and expenses......................................     15,000
Miscellaneous...................................................     17,099
                                                                   --------
      TOTAL.....................................................    300,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware (the "GCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against actual and reasonable expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with litigation against them in their capacities as directors and officers. As permitted by such Section, the Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is made a party or is threatened to be made a party to any action, suit or proceeding (whether civil or otherwise) by reason of the fact that such person is or was a director or officer of the Company or by reason of the fact that such director or officer, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity, to the fullest extent authorized or permitted by the GCL.

    The By-laws of the Company provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including, without limitation, an action by or in the right of the Company by reason of the fact that such person is or was a director or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent and in the manner set forth and permitted by the GCL or any other applicable law, as from time to time in effect.

    The Restated Certificate of Incorporation and the By-laws provide that the foregoing indemnification shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, the Restated Certificate of Incorporation, the By-laws, or any agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in such person's official capacity and as to actions in any other capacity while holding office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.

    Under the Restated Certificate of Incorporation and the By-laws, the Company is authorized to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against liability under the provisions of the Restated Certificate of Incorporation, the By-Laws or any provision of law.

    The form of underwriting agreement, filed as Exhibit 1 hereto, contains provisions by which the Underwriters agree to indemnify the Company, the Selling Stockholders, the Company's officers and directors and each person who controls the Company within the meaning of the Securities Act of 1933 against certain liabilities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

   EXHIBIT NO.                                    DESCRIPTION
- -----------------   ------------------------------------------------------------------------
            +1      --Form of Underwriting Agreement
            *2      --Reorganization and Subscription Agreement, dated as of August 21,
                      1992, among The Multicare Companies, Inc., Daniel E. Straus, Moshael
                      J. Straus, Adina S. Rubin and Bethia S. Quintas
     ********2.1    --Agreement and Plan of Merger, dated as of January 15, 1996, among The
                      Multicare Companies, Inc., CHG Acquisition Corp., and Concord Health
                      Group, Inc.
            +3.1    --Restated Certificate of Incorporation of The Multicare Companies, Inc.
           **3.2    --By-laws of The Multicare Companies, Inc.
           **4.1    --Specimen Common Stock Certificate
           **4.2    --Agreement of the Company, dated July 2, 1993, to furnish certain debt instruments to the Securities and Exchange Commission
      *******4.6    --The Multicare Companies, Inc. Employee Stock Purchase Plan
      *******4.7    --The Multicare Companies, Inc. Directors Retainer and Meeting Fee Plan
            +5      --Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
           *10.1    --Form of Employment Agreement between The Multicare Companies, Inc. and
                      Daniel E. Straus and Moshael J. Straus
           *10.2    --Indenture of Lease, dated as of December 31, 1984, between Ridge Road
                      Associates, as landlord, and American Nursing Home Corporation as tenant
           *10.3    --Assignment and Assumption, dated December 31, 1984, between American
                      Nursing Home Corporation and Health Resources of Cedar Grove, Inc.
           *10.4    --Lease, dated July 29, 1986, between Jackson Health Care Associates and
                      Health Resources of Jackson, Inc.
           *10.5    --Indenture of Lease, dated as of December 31, 1984, between Twin Oaks
                      Associates, as landlord, and Twin Oaks Nursing Home, Inc., as tenant
           *10.6    --Assignment and Assumption, dated as of December 30, 1984, between Twin
                      Oaks Nursing Home, Inc. and Health Resources of Morristown, Inc.
           *10.7    --Lease dated April [no date], 1986 between LEA Manor Health Care
                      Center, Inc. and Health Resources of Norwalk, Inc.
           *10.8    --Limited Partner Option Agreement, dated as of October 22, 1992, among
                      The Multicare Companies, Inc., Moshael J. Straus, and Daniel E. Straus
                      (Stafford facility)
           *10.9    --General Partner Option Agreement, dated as of October 22, 1992, between Health Resources of Stafford, Inc. and Stafford Convalescent
                      Center, Inc. (Stafford facility)

   EXHIBIT NO.                                    DESCRIPTION
- -----------------   ------------------------------------------------------------------------
           *10.10   --Limited Partner Option Agreement, dated as of October 22, 1992, among
                      The Multicare Companies, Inc., Daniel E. Straus and Moshael J. Straus
                      (Emery facility)
           *10.11   --General Partner Option Agreement, dated as of October 22, 1992, between Old Bridge Care Center, Inc. and Health Resources of Emery,
                      Inc. (Emery facility)
           *10.12   --Limited Partner Option Agreement, dated as of October 22, 1992, between The Multicare Companies, Inc. and William Burris (Marcella
                      facility)
           *10.13   --General Partner Option Agreement, dated as of October 22, 1992, between Health Resources of Marcella, Inc. and Marcella Convalescent
                      Center, Inc. (Marcella facility)
          **10.14   --Amended and Restated 1993 Stock Option Plan
          **10.15   --Option Agreement, dated as of July 1, 1993, between The Multicare
                      Companies, Inc. and Adina S. Rubin (Summit Ridge facility)
          **10.16   --Form of Option Agreement between The Multicare Companies, Inc. and
                      Adina S. Rubin (Fair Lawn facility)
          **10.17   --Amended and Restated Amendment of Lease, dated as of November 18,
                      1992, between Straus Associates and Health Resources of Colchester,
                      Inc.
         ***10.18   --Line of Credit Agreement, dated December 17, 1993, between The
                      Multicare Companies, Inc., and United Jersey Bank
        ****10.19   --Credit Agreement, dated as of April 1, 1994, among The Multicare
                      Companies, Inc., the Subsidiary Guarantors and Chase Manhattan Bank,
                      N.A., as Agent
        ****10.20   --Revolving Credit Note, dated as of April 1, 1994, made by the
                      Multicare Companies, Inc. and the Subsidiary Guarantors in favor of
                      Chase Manhattan Bank, N.A., as Agent
        ****10.21   --Security Agreement, dated as of April 1, 1994, by the Multicare
                      Companies, Inc.
        ****10.22   --Pledge Agreement, dated as of April 1, 1994, by the Multicare
                      Companies, Inc. and the Subsidiary Guarantors and in favor of Chase
                      Manhattan Bank, N.A., as Agent
       *****10.23   --Amendments dated March 15 and April 4, 1994 to the 1993 Amended and
                      Restated Stock Option Plan
       *****10.24   --Non-Employee Directors' Stock Option Plan
     *******10.25   --Amended and Restated Credit Agreement dated as of March 31, 1995 among
                      The Multicare Companies, Inc., Subsidiary Co-Borrowers, Subsidiary
                      Guarantors and The Chase Manhattan Bank, N.A.
      ******10.26   --First Amendment Agreement dated as of October 19, 1995 among The
                      Multicare Companies, Inc., Subsidiary Co-Borrowers, Subsidiary
                      Guarantors and The Chase Manhattan Bank, N.A.
     *******10.27   --Loan Agreement dated October 13, 1992 between Meditrust Mortgage
                      Investments, Inc. and various Glenmark entities
     *******10.28   --First Amendment to Loan Agreement dated as of November 30, 1995
     *******10.29   --Intercreditor Agreement dated December 1, 1995 between The Chase
                      Manhattan Bank, N.A., Meditrust Mortgage Investments, Inc. and
                      Meditrust of West Virginia, Inc.
     *******10.30   --Second Amendment to Loan Agreement entered in to effective as of
                      November 30, 1995
     *******10.31   --Agreement and Plan of Merger Among HRWV, Inc., Glenmark Associates,
                      Inc., Glenmark Holding Company Limited Partnership, Mark R. Nesselroad
                      and Glenn T. Adrian
     *******10.32   --Facility Lease Agreement dated as of November 30, 1995 between
                      Meditrust of West Virginia, Inc. and Glenmark Limited Liability
                      Company

   EXHIBIT NO.                                    DESCRIPTION
- -----------------   ------------------------------------------------------------------------
     *******10.33   --Second Amendment Agreement dated as of February 22, 1996 among The
                      Multicare Companies, Inc. Subsidiary Co-Borrowers, Subsidiary
                      Guarantors, The Banks Signatory hereto, and The Chase Manhattan Bank,
                      N.A., as Agent
           +10.34   --Second Amended and Restated Credit Agreement, dated as of May 22,
                      1996, among The Multicare Companies, Inc., the Subsidiary Co-
                      Borrowers, the Subsidiary Guarantors, the Banks Signatory thereto and
                      The Chase Manhattan Bank, N.A., a Agent
           +10.35   --Acquisition Agreement, dated as of June 17, 1996, by and among
                      A.D.S/Multicare, Inc. and Alan D. Solomont, David Solomont, Ahron M.
                      Solomont, Jay H. Solomont, David Solomont, Susan S. Bailis and the
                      Seller Entities signatory thereto (the "A.D.S Acquisition Agreement")
           +10.36   --Amendment No. 1, dated August 12, 1996, to the A.D.S Acquisition
                      Agreement
           +21      --Subsidiaries of the Registrant
           +23.1    --Consent of KPMG Peat Marwick LLP, Independent Certified Public
                      Accountants
           +23.2    --Consent of Deloitte & Touche LLP, Independent Certified Public
                      Accountants
           +23.3    --Consent of Coopers & Lybrand L.L.P., Independent Accountants
           +23.4    --Consent of Landa & Altsher P.C., Certified Public Accountants
           +23.5    --Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in their opinion filed as Exhibit 5)

- ------------

        + Filed herewith.

        * Incorporated by reference from Registration Statement No. 33-51176 on Form S-1 effective November 18, 1992.

       ** Incorporated by reference from Registration Statement No. 33-65444 effective August 18, 1993.

       *** Incorporated by reference from Current Report on Form 8-K, dated
           December 20, 1993.

      **** Incorporated by reference from Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994.

     ***** Incorporated by reference from Registration Statement No. 33-79298 effective June 22, 1994.

     ****** Incorporated by reference from Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995.

    ******* Incorporated by reference from Annual Report on Form 10-K for the year ended December 31, 1995.

   ******** Incorporated by reference from the Tender Offer Statement on
            Schedule 14D-1 of CHG Acquisition Corp., and The Multicare Companies, Inc., dated January 22, 1996.

ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes for determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For purposes for determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on September 25, 1996.

                                          THE MULTICARE COMPANIES, INC.

                                          By: /s/ DANIEL E. STRAUS
                                              ..................................

                                              Daniel E. Straus
                                              President and Co-Chief Executive
                                              Officer

    We, the undersigned officers and directors of The Multicare Companies, Inc., hereby severally constitute Daniel E. Straus, Moshael J.Straus and Bradford C. Burkett and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, any and all amendments, including post-effective amendments, to this registration statement, and generally do all such things in our name and on behalf in such capacities to enable The Multicare Companies, Inc. to comply with the applicable provisions of the Securities Act of 1933, as amended, and all requirements of the Securities Exchange Commission, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys, or either of them, to any and all such amendments.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                        TITLE
- ---------------------------------------------  ---------------------------------------------

            /s/ MOSHAEL J. STRAUS              Chairman of the Board, Co-Chief Executive
 .............................................    Officer and Director (Principal Executive
              Moshael J. Straus                  Officer)

            /s/ DANIEL E. STRAUS               President, Co-Chief Executive Officer and
 .............................................    Director (Principal Executive Officer)
              Daniel E. Straus

            /s/ STEPHEN R. BAKER               Executive Vice President, Chief Operating
 .............................................    Officer and Director (Principal Financial
              Stephen R. Baker                   and Accounting Officer )

            /s/ PAUL J. KLAUSNER               Director
 .............................................
              Paul J. Klausner

 .............................................  Director
              Stuart H. Altman

       /s/ CONSTANCE B. GIRARD-DICARLO         Director
 .............................................
         Constance B. Girard-diCarlo

           /s/ MENACHEM ROSENBERG              Director
 .............................................
             Menachem Rosenberg

            /s/ ALAN D. SOLOMONT               Director
 .............................................
              Alan D. Solomont

 .............................................  Director
             George R. Zoffinger

                               INDEX TO EXHIBITS

   EXHIBIT NO.                                 DESCRIPTION                             PAGE
- -----------------   -----------------------------------------------------------------  ----
            +1      --Form of Underwriting Agreement
            *2      --Reorganization and Subscription Agreement, dated as of August
                      21, 1992, among The Multicare Companies, Inc., Daniel E.
                      Straus, Moshael J. Straus, Adina S. Rubin and Bethia S. Quintas
     ********2.1    --Agreement and Plan of Merger, dated as of January 15, 1996, among The Multicare Companies, Inc., CHG Acquisition Corp., and
                      Concord Health Group, Inc.
            +3.1    --Restated Certificate of Incorporation of The Multicare
                      Companies, Inc.
           **3.2    --By-laws of The Multicare Companies, Inc.
           **4.1    --Specimen Common Stock Certificate
           **4.2    --Agreement of the Company, dated July 2, 1993, to furnish certain debt instruments to the Securities and Exchange
                      Commission
      *******4.6    --The Multicare Companies, Inc. Employee Stock Purchase Plan
      *******4.7    --The Multicare Companies, Inc. Directors Retainer and Meeting
                      Fee Plan
            +5      --Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
           *10.1    --Form of Employment Agreement between The Multicare Companies,
                      Inc. and Daniel E. Straus and Moshael J. Straus
           *10.2    --Indenture of Lease, dated as of December 31, 1984, between
                      Ridge Road Associates, as landlord, and American Nursing Home
                      Corporation as tenant
           *10.3    --Assignment and Assumption, dated December 31, 1984, between
                      American Nursing Home Corporation and Health Resources of Cedar
                      Grove, Inc.
           *10.4    --Lease, dated July 29, 1986, between Jackson Health Care
                      Associates and Health Resources of Jackson, Inc.
           *10.5    --Indenture of Lease, dated as of December 31, 1984, between Twin
                      Oaks Associates, as landlord, and Twin Oaks Nursing Home, Inc., as tenant
           *10.6    --Assignment and Assumption, dated as of December 30, 1984, between Twin Oaks Nursing Home, Inc. and Health Resources of
                      Morristown, Inc.
           *10.7    --Lease dated April [no date], 1986 between LEA Manor Health Care
                      Center, Inc. and Health Resources of Norwalk, Inc.
           *10.8    --Limited Partner Option Agreement, dated as of October 22, 1992, among The Multicare Companies, Inc., Moshael J. Straus, and
                      Daniel E. Straus (Stafford facility)
           *10.9    --General Partner Option Agreement, dated as of October 22, 1992, between Health Resources of Stafford, Inc. and Stafford
                      Convalescent Center, Inc. (Stafford facility)
           *10.10   --Limited Partner Option Agreement, dated as of October 22, 1992, among The Multicare Companies, Inc., Daniel E. Straus and
                      Moshael J. Straus (Emery facility)
           *10.11   --General Partner Option Agreement, dated as of October 22, 1992, between Old Bridge Care Center, Inc. and Health Resources of
                      Emery, Inc. (Emery facility)
           *10.12   --Limited Partner Option Agreement, dated as of October 22, 1992, between The Multicare Companies, Inc. and William Burris
                      (Marcella facility)

   EXHIBIT NO.                                 DESCRIPTION                             PAGE
- -----------------   -----------------------------------------------------------------  ----
           *10.13   --General Partner Option Agreement, dated as of October 22, 1992, between Health Resources of Marcella, Inc. and Marcella
                      Convalescent Center, Inc. (Marcella facility)
          **10.14   --Amended and Restated 1993 Stock Option Plan
          **10.15   --Option Agreement, dated as of July 1, 1993, between The
                      Multicare Companies, Inc. and Adina S. Rubin (Summit Ridge
                      facility)
          **10.16   --Form of Option Agreement between The Multicare Companies, Inc.
                      and Adina S. Rubin (Fair Lawn facility)
          **10.17   --Amended and Restated Amendment of Lease, dated as of November
                      18, 1992, between Straus Associates and Health Resources of
                      Colchester, Inc.
         ***10.18   --Line of Credit Agreement, dated December 17, 1993, between The
                      Multicare Companies, Inc., and United Jersey Bank
        ****10.19   --Credit Agreement, dated as of April 1, 1994, among The
                      Multicare Companies, Inc., the Subsidiary Guarantors and Chase
                      Manhattan Bank, N.A., as Agent
        ****10.20   --Revolving Credit Note, dated as of April 1, 1994, made by the
                      Multicare Companies, Inc. and the Subsidiary Guarantors in
                      favor of Chase Manhattan Bank, N.A., as Agent
        ****10.21   --Security Agreement, dated as of April 1, 1994, by the Multicare
                      Companies, Inc.
        ****10.22   --Pledge Agreement, dated as of April 1, 1994, by the Multicare
                      Companies, Inc. and the Subsidiary Guarantors and in favor of
                      Chase Manhattan Bank, N.A., as Agent
       *****10.23   --Amendments dated March 15 and April 4, 1994 to the 1993 Amended and Restated Stock Option Plan
       *****10.24   --Non-Employee Directors' Stock Option Plan
     *******10.25   --Amended and Restated Credit Agreement dated as of March 31,
                      1995 among The Multicare Companies, Inc., Subsidiary Co-
                      Borrowers, Subsidiary Guarantors and The Chase Manhattan Bank,
                      N.A.
      ******10.26   --First Amendment Agreement dated as of October 19, 1995 among
                      The Multicare Companies, Inc., Subsidiary Co-Borrowers,
                      Subsidiary Guarantors and The Chase Manhattan Bank, N.A.
     *******10.27   --Loan Agreement dated October 13, 1992 between Meditrust
                      Mortgage Investments, Inc. and various Glenmark entities
     *******10.28   --First Amendment to Loan Agreement dated as of November 30, 1995
     *******10.29   --Intercreditor Agreement dated December 1, 1995 between The
                      Chase Manhattan Bank, N.A., Meditrust Mortgage Investments,
                      Inc. and Meditrust of West Virginia, Inc.
     *******10.30   --Second Amendment to Loan Agreement entered in to effective as of November 30, 1995
     *******10.31   --Agreement and Plan of Merger Among HRWV, Inc., Glenmark
                      Associates, Inc., Glenmark Holding Company Limited Partnership,
                      Mark R. Nesselroad and Glenn T. Adrian
     *******10.32   --Facility Lease Agreement dated as of November 30, 1995 between
                      Meditrust of West Virginia, Inc. and Glenmark Limited Liability
                      Company
     *******10.33   --Second Amendment Agreement dated as of February 22, 1996 among
                      The Multicare Companies, Inc. Subsidiary Co-Borrowers,
                      Subsidiary Guarantors, The Banks Signatory hereto, and The
                      Chase Manhattan Bank, N.A., as Agent
           +10.34   --Second Amended and Restated Credit Agreement, dated as of May
                      22, 1996, among The Multicare Companies, Inc., the Subsidiary
                      Co-Borrowers, the Subsidiary Guarantors, the Banks Signatory
                      thereto and The Chase Manhattan Bank, N.A., a Agent

   EXHIBIT NO.                                 DESCRIPTION                             PAGE
- -----------------   -----------------------------------------------------------------  ----
           +10.35   --Acquisition Agreement, dated as of June 17, 1996, by and among
                      A.D.S/Multicare, Inc. and Alan D. Solomont, David Solomont,
                      Ahron M. Solomont, Jay H. Solomont, David Solomont, Susan S.
                      Bailis and the Seller Entities signatory thereto (the "A.D.S
                      Acquisition Agreement")
           +10.36   --Amendment No. 1, dated August 12, 1996, to the A.D.S
                      Acquisition Agreement
           +21      --Subsidiaries of the Registrant
           +23.1    --Consent of KPMG Peat Marwick LLP, Independent Certified Public
                      Accountants
           +23.2    --Consent of Deloitte & Touche LLP, Independent Certified Public
                      Accountants
           +23.3    --Consent of Coopers & Lybrand L.L.P., Independent Accountants
           +23.4    --Consent of Landa & Altsher, P.C., Certified Public Accountants
           +23.5    --Consent of Paul, Weiss, Rifkind, Wharton & Garrison (included in their opinion filed as Exhibit 5)

- ------------

            +  Filed herewith.
            *  Incorporated by reference from Registration Statement No. 33-51176 on Form S-1 effective November 18, 1992.
           **  Incorporated by reference from Registration Statement No. 33-65444 effective
               August 18, 1993.
          ***  Incorporated by reference from Current Report on Form 8-K, dated December 20,
               1993.
         ****  Incorporated by reference from Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1994.
        *****  Incorporated by reference from Registration Statement No. 33-79298 effective
               June 22, 1994.
       ******  Incorporated by reference from Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995.
      *******  Incorporated by reference from Annual Report on Form 10-K, for the year ended
               December 31, 1995.
     ********  Incorporated by reference from the Tender Offer Statement on Schedule 14D-1 of
               CHG Acquisition Corp., and The Multicare Companies, Inc., dated January 22,
               1996.